Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Viela Bio, Inc.,

at

$53.00 NET PER SHARE

by

Teiripic Merger Sub, Inc.

an indirect wholly owned subsidiary of

Horizon Therapeutics Public Limited Company

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE FOLLOWING

11:59 P.M. (EASTERN TIME), ON MARCH 12, 2021, UNLESS THE OFFER IS EXTENDED OR

EARLIER TERMINATED.

This Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of January 31, 2021 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Viela Bio, Inc., a Delaware corporation (“Viela”), Horizon Therapeutics USA, Inc., a Delaware corporation (“Parent”) and an indirect wholly owned subsidiary of Ultimate Parent (as defined below), Teiripic Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”) and, solely for the purposes of Sections 6.7 and 9.12 of the Merger Agreement, Horizon Therapeutics plc, a public limited company organized under the laws of Ireland (“Ultimate Parent” or “Horizon”). Purchaser is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Viela, at a price of $53.00 per Share (the “Offer Price”), net to the holder thereof, in cash, without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated February 12, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

Pursuant to the Merger Agreement, subject to the satisfaction of the conditions set forth in the Merger Agreement, as soon as practicable following the first time as of which Purchaser accepts any Shares for payment pursuant to the Offer (the “Offer Acceptance Time”), Purchaser will be merged with and into Viela (the “Merger”), with Viela continuing as the surviving corporation in the Merger and a direct wholly owned subsidiary of Parent (the “Surviving Corporation”), on the terms and subject to the conditions set forth in the Merger Agreement. At the date and time of the filing of the certificate of merger in respect of the Merger with the Secretary of State of the State of Delaware or at such later date and time as is agreed upon in writing by the parties to the Merger Agreement and specified in the certificate of merger (the “Effective Time”), each Share then outstanding (other than any Shares owned by Parent, Purchaser or Viela or by any other wholly owned subsidiary of Parent, which will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor (the “Excluded Shares”)) will be cancelled and (other than any Shares held by holders who are entitled to appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”) and who have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”)) will be converted into the right to receive cash in an amount equal to the Offer Price, without interest, subject to any applicable withholding of taxes. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

THE BOARD OF DIRECTORS OF VIELA HAS UNANIMOUSLY RECOMMENDED THAT YOU

TENDER ALL OF YOUR SHARES PURSUANT TO THE OFFER.

The board of directors of Viela (the “Viela Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated therein are advisable and fair to, and in the best interests of Viela and its stockholders; (ii) agreed that the Merger Agreement will be subject to Section 251(h) of the DGCL; (iii) approved the execution, delivery and performance by Viela of the Merger Agreement and the consummation of the transactions contemplated therein; and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver (to the extent permissible) of a number of conditions set forth in the Merger Agreement, including, among other things, as of one minute following 11:59 p.m. Eastern time on March 12, 2021 (the “Expiration Date,” unless the period during which the Offer is open is extended pursuant to and in accordance with the Merger Agreement, in which event “Expiration Date” will mean the subsequent time and date to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement) (i) there having been validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its subsidiaries, represent one more Share than 50% of the total number of (y) Shares outstanding at the time of the expiration of the Offer, plus (z) the aggregate number of Shares issuable to holders of options to purchase Shares outstanding under any of the Viela Equity Plans (as defined below) or otherwise issued or granted by Viela (the “Viela Options”) from which Viela has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Viela Options) (the “Minimum Condition”); (ii) (y) subject to certain materiality exceptions, the truth and accuracy of certain representations and warranties of Viela contained in the Merger Agreement and (z) the compliance with or performance by Viela in all material respects of all covenants and agreements that it is required to comply with or perform at or prior to the Offer Acceptance Time; (iii) any consent, approval or clearance with respect to, or termination or expiration of any applicable waiting period (and any extensions thereof) imposed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having been obtained, having been received or having terminated or expired, as the case may be; (iv) since the date of the Merger Agreement, the absence of a material adverse effect on Viela and (v) certain other customary conditions. See Section 15 — “Conditions of the Offer.”

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer. A summary of the principal terms of the Offer appears on pages 4 through 10 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

February 12, 2021

IMPORTANT

If you desire to tender all or any portion of your Shares in the Offer, this is what you must do:

•

If you are a record holder of Shares (i.e., a stock certificate has been issued to you or book entry Shares have been issued to or entered for you and registered in your name) as of February 9, 2021 (the “Record Date”), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), or follow the procedures for book entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Tendering Shares.”

•

If you are a record holder of Shares as of the Record Date but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery, however, any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually delivered prior to the Effective Time will not count toward satisfaction of the Minimum Condition. Please call Alliance Advisors, LLC (the “Information Agent”), at 855-200-7826 (toll free) for assistance. See Section 3 — “Procedures for Tendering Shares” for further details.

•

If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to Purchaser before the expiration of the Offer.

The Letter of Transmittal, the certificates for the Shares (or confirmation of the book-entry transfer of such Shares) and any other required documents must reach the Depositary before the expiration of the Offer (currently scheduled for one minute following 11:59 p.m. (Eastern time), on March 12, 2021, unless the Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement), unless the procedures for guaranteed delivery described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase are followed.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

* * *

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov/edgar.

The Information Agent for the Offer is:

SUMMARY TERM SHEET

Purchaser, a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of Ultimate Parent, is offering to purchase all outstanding shares of common stock, par value $0.001 per share, of Viela for $53.00 per Share, net to the holder thereof, in cash, without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal. We have included cross-references to other sections of this Offer to Purchase in this summary term sheet to direct you to the sections of the Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. Questions or requests for assistance may be directed to the Information Agent, at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless the context otherwise requires, the terms “we,” “our” and “us” refer to Purchaser.

Securities Sought	All of the outstanding shares of common stock, par value $0.001 per share, of Viela.

Price Offered Per Share	$53.00 per Share, net to the holder thereof, in cash, without interest, subject to any applicable withholding taxes.

Scheduled Expiration of Offer	One minute following 11:59 p.m. (Eastern time), on March 12, 2021, unless the Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement. See Section 1 — “Terms of the Offer.”

Purchaser	Teiripic Merger Sub, Inc. We are a Delaware corporation formed for the purpose of making this tender offer for all of the outstanding shares of common stock of Viela. We are a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of Ultimate Parent. See Section 8 — “Certain Information Concerning Ultimate Parent, Purchaser and Parent.”

Viela Board’s Recommendation	The Viela Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated therein are advisable and fair to, and in the best interests of Viela and its stockholders; (ii) agreed that the Merger Agreement will be subject to Section 251(h) of the DGCL; (iii) approved the execution, delivery and performance by Viela of the Merger Agreement and the consummation of the transactions contemplated therein; and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Viela Board Recommendation”).

Who is offering to buy my securities?

Our name is Teiripic Merger Sub, Inc. We are a Delaware corporation formed for the purpose of making this tender offer for all of the outstanding shares of common stock of Viela. We are a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of Ultimate Parent. See Section 8 — “Certain Information Concerning Ultimate Parent, Purchaser and Parent.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Viela on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. We refer to one share of Viela’s outstanding common stock, par value $0.001 per share, as a “Share.” See the “Introduction.”

Why are you making the Offer?

We are making the Offer pursuant to the Merger Agreement in order to acquire the entire equity interest in Viela. If the Offer is consummated, subject to the satisfaction or waiver (to the extent permissible) of the remaining conditions set forth in the Merger Agreement, we, Parent and Viela will consummate the Merger as promptly as practicable thereafter (in any event, no later than the third business day after the satisfaction or waiver (to the extent permissible) of such conditions) without any action by the stockholders of Viela in accordance with Section 251(h) of the DGCL. At the Effective Time, Viela will become a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of Ultimate Parent. See Section 12 — “Purpose of the Offer and Plans for Viela.”

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $53.00 per Share, net to the holder thereof, in cash, without interest, subject to any applicable withholding taxes. If you are the record holder of your Shares (i.e., a stock certificate evidencing the Shares has been issued to you or book entry Shares have been issued to or entered for you and registered in your name) as of the Record Date, and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction,” Section 1 — “Terms of the Offer,” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Do you have the financial resources to pay for the Shares?

Yes. Parent will provide Purchaser with sufficient funds to pay for all Shares tendered and irrevocably accepted for purchase in the Offer and to provide funding for the Merger, which is expected to follow the consummation of the Offer. We estimate that we will need approximately $3.05 billion, plus any related transaction fees and expenses, and with the final aggregate purchase price to be determined upon closing of the Merger. Purchaser will acquire these funds from Parent, which intends to provide the funds out of available cash on hand and newly obtained incremental financing pursuant to a commitment letter with Citigroup Global Markets, Inc. (“Citi”) and Morgan Stanley Senior Financing, Inc. (“MSSF”) on January 31, 2021 (the “Initial Debt Commitment Letter”). On February 11, 2021, Parent, Citi, MSSF and JPMorgan Chase Bank, N.A. (“JPM” and, together with Citi and MSSF, the “Commitment Parties”) entered into an amended and restated commitment letter (the “Debt Commitment Letter”) to add JPM as a Commitment Party pursuant to the Debt Commitment Letter. Pursuant to the Debt Commitment Letter, the Effective Time may not occur before March 8, 2021.

Neither the Offer nor the Merger is subject to any financing condition.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No. We do not believe that our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	we are offering to purchase all of the outstanding Shares in the Offer solely for cash;

•	the consummation of the Offer is not subject to any financing condition;

•	if the Offer is consummated, Purchaser will acquire all remaining Shares for the same cash price in the Merger; and

•	we, through Parent, will have sufficient funds available to us to consummate the Offer and the Merger.

See Section 12 — “Purpose of the Offer and Plans for Viela,” Section 9 — “Source and Amount of Funds,” and Section 15 — “Conditions of the Offer.”

Is there an agreement governing the Offer?

Yes. Viela, Parent, Purchaser and solely for purposes of Sections 6.7 and 9.12 thereof, Ultimate Parent, have entered into the Merger Agreement. Pursuant to the Merger Agreement, the parties have agreed on the terms and conditions of the Offer and, following consummation of the Offer, the Merger of Purchaser with and into Viela. See Section 11 — “The Transaction Documents.”

Has the Viela Board made a recommendation with respect to the Offer?

The Viela Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated therein are advisable and fair to, and in the best interests of Viela and its stockholders; (ii) agreed that the Merger Agreement will be subject to Section 251(h) of the DGCL; (iii) approved the execution, delivery and performance by Viela of the Merger Agreement and the consummation of the transactions contemplated therein and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

How long do I have to decide whether to tender in the Offer?

The Offer is currently scheduled to expire at the “Expiration Date” which is one minute following 11:59 p.m. (Eastern time), on March 12, 2021, unless the period during which the Offer is open is extended pursuant to and in accordance with the Merger Agreement, in which event “Expiration Date” will mean the subsequent time and date to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other matters, the satisfaction or waiver (to the extent permissible) in writing by Parent as of the Expiration Date of the following conditions:

•	the Minimum Condition;

•	subject to certain materiality exceptions, the truth and accuracy of certain representations and warranties of Viela contained in the Merger Agreement;

•	the compliance with or performance by Viela in all material respects of all covenants and agreements that it is required to comply with or perform at or prior to the Offer Acceptance Time;

•

any consent, approval or clearance with respect to, or termination or expiration of any applicable waiting period (and any extensions thereof) imposed under the HSR Act, having been obtained, having been received or having terminated or expired, as the case may be;

•	the absence of a material adverse effect on Viela since the date of the Merger Agreement; and

•	other customary conditions described in this Offer to Purchase as set forth in Section 15 — “Conditions of the Offer” (collectively, the “Offer Conditions”).

We and Parent may waive certain of the Offer Conditions, other than the Minimum Condition, in whole or in part, at any time and from time to time, in the sole discretion of Parent or Purchaser. See Section 15 — “Conditions of the Offer.”

Can the Offer be extended and if so, under what circumstances can or will the Offer be extended?

Yes, the Offer can be extended. We are required to extend the Offer:

•

for the minimum period required by any law or any interpretation or position of the U.S. Securities Exchange Commission (the “SEC”) or The NASDAQ Global Select Market (“Nasdaq”) or their respective staff, in each case, applicable to the Offer;

•

for periods of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act will have expired or been terminated;

•

at the request of Viela, on one or more occasions for additional periods of up to ten business days per extension, if, as of the scheduled Expiration Date, any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived, to permit such Offer Condition to be satisfied; and

•

at the request of Viela, on up to two occasions for additional periods specified by Viela of up to ten business days per extension, if, as of the scheduled Expiration Date, the Minimum Condition is not satisfied, to permit the Minimum Condition to be satisfied.

Additionally, if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, if permitted under the Merger Agreement and applicable laws, we may, in our discretion (without the consent of Viela) extend the Offer on one or more occasions, for additional periods of up to ten business days per extension, to permit such Offer Condition to be satisfied.

In no event will we be (i) required to extend the Offer beyond the earliest to occur of (A) the valid termination of the Merger Agreement in compliance with its terms and (B) July 30, 2021 (in either case, the “Extension Deadline”) or (ii) permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Viela.

If we extend the Offer, such extension will extend the time that you will have to tender your Shares. See Section 1 — “Terms of the Offer.”

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension, no later than 9:00 a.m. (New York time) on the next business day after the date the Offer was scheduled to expire. See Section 1 — “Terms of the Offer.”

Have any stockholders already agreed to tender their Shares in the Offer?

Yes. each of (i) AstraZeneca UK Limited (“AstraZeneca”), (ii) 6 Dimensions Capital, L.P. and 6 Dimensions Affiliates Fund, L.P., (iii) Boundless Meadow Limited and Boyu Capital Opportunities Master Fund, (iv) HBM Healthcare Investments (Cayman) Ltd., (v) Tyrell Rivers, Ph.D. (vi) Yanlin Cao, (vii) Edward Hu, (viii) Andreas Wicki, Ph.D. and (ix) Zhengbin Yao, Ph.D. (the “Principal Stockholders”), totaling 54% of outstanding Shares, have entered into tender and support agreements with us and Parent (the “Tender Agreements”). Under the terms of the Tender Agreements, the Principal Stockholders have agreed, among other things, to tender his, her or its Shares in the Offer and vote their Shares in favor of the Merger, as applicable. As of February 9, 2021, the Principal Stockholders owned an aggregate of approximately 54% of the outstanding Shares (provided that the Shares subject to the Tender Agreements will be reduced to 45% of the outstanding Shares in the event of a change in the Viela Board Recommendation in accordance with the Merger Agreement). See Section 11 — “The Transaction Documents — Tender and Support Agreements.”

How do I tender my Shares?

If you wish to accept the Offer, this is what you must do:

•

If you are a record holder of Shares (i.e., a stock certificate evidencing your Shares has been issued to you or book entry Shares have been issued to or entered for you and registered in your name) as of the

Record Date, you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate to the Depositary for the Offer or follow the procedures for book entry transfer set forth in Section 3 of the Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Tendering Shares.”

•

If you are a record holder of Shares as of the Record Date but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery, however, any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually delivered prior to the Effective Time will not count toward satisfaction of the Minimum Condition. Please call the Information Agent, at 855-200-7826 (toll free) for assistance. See Section 3 — “Procedures for Tendering Shares” for further details.

•

If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to Purchaser before the expiration of the Offer. See Section 3 — “Procedures for Tendering Shares.”

Until what time can I withdraw previously tendered Shares?

You can withdraw some or all of the Shares that you tender in the Offer at any time prior to the expiration of the Offer and following such expiration, you can withdraw them unless and until we accept Shares for payment as provided herein. Once we accept Shares for payment, you will no longer be able to withdraw them. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw Shares, you must deliver a written notice of withdrawal, which includes all required information, to the Depositary while you have the right to withdraw the Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange to withdraw the Shares. See Section 4 — “Withdrawal Rights.”

What will happen to stock options in the Offer?

Each Viela Option that is outstanding as of immediately prior to the Effective Time that is vested or would otherwise be eligible to vest in accordance with its terms on or before June 1, 2021 and each option held by non-employee directors, will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time, subject to such holder’s continued services with Viela through immediately prior to the Effective Time. As of the Effective Time, each Viela Option that is then outstanding, vested and unexercised as of immediately before the Effective Time will be cancelled and converted into the right to cash in an amount equal to (A) the total number of Shares subject to such Viela Option immediately prior to such cancellation multiplied by (B) the excess, if any, of (x) the Merger Consideration (as defined below) over (y) the exercise price payable per Share underlying such Viela Option, without interest. No holder of a cancelled Viela Option that has an exercise price per Share that is equal to or greater than the Merger Consideration shall be entitled to any payment with respect to such cancelled Viela Option before or after the Effective Time. Except as described above, each Viela Option that is unvested and outstanding immediately prior to the Effective Time shall be assumed by Ultimate Parent and converted into an option to purchase ordinary shares, nominal value $0.0001 per share, of Ultimate Parent.

See Section 11 — “The Transaction Documents — The Merger Agreement — Stock Options.”

When and how will I be paid for my tendered Shares?

Subject to the satisfaction or waiver (to the extent permissible) of each of the Offer Conditions, promptly after the Expiration Date, we will (i) irrevocably accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer and (ii) pay for such Shares. However, we do reserve the right in our sole discretion and subject to applicable law and the terms of the Merger Agreement, to delay the acceptance for payment for Shares until the satisfaction of all conditions to the Offer. See Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

We will pay for your Shares by depositing the Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment to record holders for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (the “Share Certificates”) (or of a confirmation of a book-entry transfer of such shares as described in Section 3 — “Procedures for Tendering Shares — Book-Entry Delivery”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents. See Section 2 — “Acceptance for Payment and Payment for Shares.”

Will the Offer be followed by a merger if all the Shares are not tendered in the Offer?

Yes. If at least such number of Shares as satisfies the Minimum Condition are validly tendered and accepted for payment by us in the Offer, and the other conditions to the Merger are satisfied or waived (to the extent permissible) (see Section 11 — “The Transaction Documents — The Merger Agreement — Conditions to the Merger”), then, in accordance with the terms of the Merger Agreement, we will complete the Merger as soon as practicable following the Offer Acceptance Time, subject to the satisfaction or waiver (to the extent permissible) of the other conditions set forth in the Merger Agreement, without a vote of Viela’s stockholders pursuant to Section 251(h) of the DGCL.

Upon the successful consummation of the Offer, will Viela continue as a public company?

No. Following the consummation of the Offer, we, Parent and Viela expect to consummate the Merger as soon as practicable in accordance with Section 251(h) of the DGCL, after which the Surviving Corporation will be a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of Ultimate Parent, and the Shares will no longer be publicly traded. Following consummation of the Merger, we intend to cause Viela to be delisted from Nasdaq and deregistered under the Securities Exchange Act of 1934, as amended, and the regulations thereunder (the “Exchange Act”). See Section 13 — “Certain Other Effects.”

Will there be a subsequent offering period?

No. The terms of the Offer do not provide for a subsequent offering period.

If I decide not to tender my Shares pursuant to the Offer, how will the Offer affect my Shares?

Following the consummation of the Offer and subject to the satisfaction or waiver (to the extent permissible) of the remaining conditions set forth in the Merger Agreement, we, Parent and Viela will consummate the Merger as soon as practicable. If the Merger is consummated, then stockholders who did not tender their Shares pursuant to the Offer (other than holders of Dissenting Shares) will receive the same amount of cash per Share that they would have received had they tendered their Shares pursuant to the Offer. Therefore, if the Merger takes place and you do not hold Dissenting Shares, the only difference to you between tendering your Shares pursuant to the Offer and not tendering your Shares pursuant to the Offer would be that, if you tender your Shares, you may be paid sooner. Because the Merger will be governed by and effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.

Are appraisal rights available in either the Offer or the Merger?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the

Merger if they did not tender Shares in the Offer, subject to and in accordance with the DGCL. Holders of Shares must properly exercise and perfect their demand for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, must have neither effectively withdrawn or lost their rights to such appraisal and payment under the DGCL. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

What is the market value of my Shares as of a recent date?

On January 29, 2021, the trading day immediately prior to the date of the Merger Agreement, the last reported sales price of the Shares on Nasdaq was $34.68 per Share. Therefore, the Offer Price of $53.00 per Share represents a premium of approximately 52.8% over the January 29, 2021 closing stock price. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender. See Section 6 — “Price Range of Shares; Dividends.”

What are the material U.S. federal income tax consequences of participating in the Offer or the Merger?

In general, the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction or have other tax effects under applicable state, local, non-U.S. or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the Offer in light of your particular circumstances. See Section 5 — “Certain Material U.S. Federal Income Tax Considerations.”

Who can I talk to if I have questions about the Offer?

You can call Alliance Advisors, LLC, the Information Agent for the Offer, at 855-200-7826 (toll free). See the back cover of this Offer to Purchase.

To the Holders of Shares of Viela:

INTRODUCTION

We are offering to purchase all outstanding Shares of Viela for the Offer Price, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Holders who are record owners of their Shares (i.e., a stock certificate evidencing the Shares has been issued to such stockholder or book entry Shares have been issued to or entered for such stockholder and registered in such stockholder’s name) and who tender directly to the Depositary, will not have to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if the nominee charges any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay stock transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of the Depositary and Information Agent incurred in connection with the Offer. See Section 17 — “Fees and Expenses.”

We are making the Offer pursuant to the Merger Agreement. The Merger Agreement provides, among other matters, that as promptly as practicable (in any event no later than the third business day) after the consummation of the Offer and the satisfaction or waiver (to the extent permissible) of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into Viela, with Viela continuing as the Surviving Corporation. At the Effective Time, each Share then outstanding (other than Excluded Shares) will be cancelled and (other than any Dissenting Shares) will be converted into the right to receive cash in an amount equal to the Offer Price, without interest, subject to any applicable withholding of taxes. Holders of Shares who properly and validly exercise appraisal rights under Delaware law will be entitled to receive a judicially determined fair value for their Shares, which value could be more or less than the consideration to be paid in the Merger. An investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. See Section 11 — “The Transaction Documents.”

The Viela Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated therein are advisable and fair to, and in the best interests of Viela and its stockholders; (ii) agreed that the Merger Agreement will be subject to Section 251(h) of the DGCL; (iii) approved the execution, delivery and performance by Viela of the Merger Agreement and the consummation of the transactions contemplated therein; and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Viela has agreed to file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments, supplements or exhibits thereto, the “Schedule 14D-9”) with the SEC and disseminate the Schedule 14D-9 to holders of Shares, in each case as and to the extent required by applicable laws. The Schedule 14D-9 will include a more complete description of the Viela Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and holders of the Shares are encouraged to review the Schedule 14D-9 carefully.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver (to the extent permissible) of a number of conditions set forth in the Merger Agreement, including, among other things, (i) there having been validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its subsidiaries, represent one more Share than 50% of the total number of (y) Shares outstanding at the time of the expiration of the Offer, plus (z) the aggregate number of Shares issuable to holders of Viela Options from which Viela has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Viela

Options); (ii) (y) subject to certain materiality exceptions, the truth and accuracy of certain representations and warranties of Viela contained in the Merger Agreement and (z) the compliance with or performance by Viela in all material respects of all covenants and agreements that it is required to comply with or perform at or prior to the Offer Acceptance Time; (iii) any consent, approval or clearance with respect to, or termination or expiration of any applicable waiting period (and any extensions thereof) imposed under the HSR Act, having been obtained, having been received or having terminated or expired, as the case may be; (iv) the absence of a material adverse effect on Viela since the date of the Merger Agreement; and (v) certain other customary conditions. See Section 15 — “Conditions of the Offer.”

According to Viela, as of the close of business on February 9, 2021, (i) 54,904,033 Shares were issued and outstanding, (ii) no Shares were held by Viela in its treasury; and (iii) there were outstanding Viela Options to purchase 4,216,056 Shares. Accordingly, assuming that no Viela Options are exercised prior to the expiration of the Offer, the Minimum Condition would be satisfied if at least 27,452,018 Shares are validly tendered and not validly withdrawn pursuant to the Offer. The actual number and percentage of outstanding Shares that are required to be tendered to satisfy the Minimum Condition will depend on the actual number of Shares outstanding at the Expiration Date.

The Principal Stockholders have entered into the Tender Agreements pursuant to which, the Principal Stockholders have agreed, among other things, to tender his, her or its Shares in the Offer and vote their Shares in favor of the Merger, as applicable. As of February 9, 2021, the Principal Stockholders owned an aggregate of approximately 54% of the outstanding Shares (provided that the Shares subject to the Tender Agreements will be reduced to 45% of the outstanding Shares in the event of a change in the Viela Board Recommendation in accordance with the Merger Agreement). See Section 11 — “The Transaction Documents — Tender and Support Agreements.”

The Merger will be governed by and effected under Section 251(h) of the DGCL. Accordingly, subject to the satisfaction or waiver (to the extent permissible) of the remaining conditions set forth in the Merger Agreement, we, Parent and Viela will cause the Merger to take place as soon as practicable following the Offer Acceptance Time without a meeting of stockholders of Viela in accordance with Section 251(h) of the DGCL. Following the Merger, our directors and officers will be the directors and officers of the Surviving Corporation.

Appraisal rights are not available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to appraisal rights under the DGCL in connection with the Merger. See Section 16 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read carefully both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions set forth in the Offer, promptly after the Expiration Date, we will accept for payment and pay for all Shares that are validly tendered and not validly withdrawn pursuant to the Offer on or prior to the Expiration Date.

The Offer is subject to the conditions set forth in Section 15 — “Conditions of the Offer,” which include, among other matters, satisfaction of the Minimum Condition. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Date, promptly after the Expiration Date.

There will not be a subsequent offering period for the Offer. Pursuant to the Merger Agreement, after the consummation of the Offer, the closing of the Merger will take place as soon as practicable (in any event no later than the third business day) following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in the Merger Agreement. Because the Merger will be governed by and effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

The Merger Agreement provides that we are required to extend the Offer (i) for the minimum period required by any law or any interpretation or position of the SEC or Nasdaq or their respective staff, in each case, applicable to the Offer, (ii) for periods of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act will have expired or been terminated, (iii) at the request of Viela, on one or more occasions for additional periods of up to ten business days per extension, if, as of the scheduled Expiration Date, any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived, to permit such Offer Condition to be satisfied, and (iv) at the request of Viela, on up to two occasions for additional periods specified by Viela of up to ten business days per extension, if, as of the scheduled Expiration Date, the Minimum Condition is not satisfied, to permit the Minimum Condition to be satisfied. Additionally, if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, if permitted under the Merger Agreement and applicable laws, we may, in our discretion (without the consent of Viela) extend the Offer on one or more occasions, for additional periods of up to ten business days per extension, to permit such Offer Condition to be satisfied. However, in no event will we be (i) required to extend the Offer beyond the Extension Deadline or (ii) permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Viela. If we extend the Offer, such extension will extend the time that you will have to tender your Shares.

If we extend the Offer, are delayed in our acceptance for payment of Shares, are delayed in payment after the Offer Acceptance Time or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Offer to Purchase under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, we expressly reserve the right to waive (to the extent permissible) any of the conditions to the Offer, to increase the Offer Price or to make any change in the terms of or conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided that, without the prior written consent of Viela, we may not change or waive the

Minimum Condition, decrease the Offer Price, change the form of consideration payable in the Offer, decrease the maximum number of Shares sought to be purchased in the Offer, impose conditions or requirements to the Offer in addition to the Offer Conditions, amend or modify any of the Offer Conditions in a manner that adversely affects any holder of Shares in its capacity as such, extend or otherwise change the Expiration Date (other than as permitted or required pursuant to the Merger Agreement), or provide any subsequent offering period.

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to holders of Shares and investor response.

If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release and making any appropriate filing with the SEC, if applicable. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York time, on the next business day after the previously scheduled Expiration Date.

Viela has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the Letter of Transmittal and other related documents to record holders of Shares as of the Record Date and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Subject only to the satisfaction or waiver (to the extent permissible) of each of the Offer Conditions, Purchaser will promptly after the Expiration Date (i) irrevocably accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer and (ii) pay for such Shares. Notwithstanding the foregoing, subject to any applicable rules and regulations of the SEC (including Rule 14(e)-1(c) under the Exchange Act), we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of governmental or regulatory approvals. For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 16 — “Certain Legal Matters; Regulatory Approvals.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing, substantially concurrent with the Effective Time, cash sufficient to make payment of the aggregate Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. Upon the deposit of such funds with the Depositary, our obligation to make such payment will be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) Share Certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in Section 3 — “Procedures for Tendering Shares — Book-Entry Delivery”)), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or in connection with a book-entry transfer, an Agent’s Message (as defined in Section 3 — “Procedures for Tendering Shares — Book-Entry Delivery”)) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see Section 3 — “Procedures for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are received by the Depositary.

For purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

If we do not accept for payment any Shares tendered pursuant to the Offer for any reason, or if you submit Share Certificates for more Shares than are tendered, we will return the Share Certificates for such unpurchased or untendered Shares (or, in the case of Shares delivered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility or in the case of Shares held in a nominee account by the Depositary, such Shares will be returned to the nominee account) without expense to you, promptly following the expiration, termination or withdrawal of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3. Procedures for Tendering Shares

Except as set forth below, to tender Shares in the Offer, either (a) the Depositary must receive on or prior to the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase (i) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, and (ii) Share Certificates for the Shares to be tendered or confirmation of the book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility, or (b) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including through the Book–Entry Transfer Facility, is at the election and risk of the tendering stockholder and delivery will be deemed made only when actually received by the Depositary. If Share

Certificates are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iv) when the Shares are accepted for payment by us, we will acquire good, valid and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Holders tendering their Shares according to the guaranteed delivery procedures set forth under Section 3 — “Procedures for Tendering Shares — Guaranteed Delivery” may do so using the Notice of Guaranteed Delivery circulated herewith, however, any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually received prior to the Effective Time will not count toward satisfaction of the Minimum Condition.

Book-Entry Delivery

The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”). Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedure described below must be complied with.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees

All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed the box labeled “Special Payment Instructions” on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and the Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of Share Certificates.

Guaranteed Delivery

If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary prior to the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may, nevertheless, tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary prior to the Expiration Date; and

•

the Share Certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three (3) Nasdaq trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice. Any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually received prior to the Effective Time will not count toward satisfaction of the Minimum Condition.

Backup Withholding

To prevent “backup withholding” under U.S. federal income tax law with respect to payment of the Offer Price for Shares purchased pursuant to the Offer or cash received pursuant to the Merger, each Viela stockholder (including any Viela stockholder that tenders Shares into the Offer pursuant to the book-entry transfer procedures described above in this Section 3) must provide the Depositary with its correct U.S. taxpayer identification number or otherwise establish an exemption from such withholding. Each Viela stockholder that is a U.S. person (as defined in the instructions to the Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal) must complete and sign an IRS Form W-9 (or, if such Viela stockholder is not a U.S. person, an applicable IRS Form W-8, available on the IRS website at www.irs.gov) in order to provide the information and certification necessary to avoid the imposition of backup withholding. See Instruction 8 set forth in the Letter of Transmittal and Section 5 — “Certain Material U.S. Federal Income Tax Considerations” of this Offer to Purchase for a more detailed discussion.

Appointment of Proxy

By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the

Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the original Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Viela’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Viela’s stockholders.

Determination of Validity

We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

4. Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after 60 days from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer.

For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Shares are held as physical certificates and the Share Certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares — Book-Entry Delivery,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of tendered Shares may not be rescinded, and any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, Shares that have been validly withdrawn may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 — “Procedures for Tendering Shares — Determination of Validity.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us in our sole discretion. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, regardless of whether or not similar defects or irregularities are waived in the case of other stockholders. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain Material U.S. Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax consequences of the Offer and the Merger to Viela stockholders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations and administrative and judicial interpretations thereunder, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. Any such change, which may or may not be retroactive, could alter the U.S. federal income tax consequences to Viela stockholders as described herein. This discussion is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to the Offer or the Merger. This discussion does not apply to Viela stockholders who receive cash pursuant to the exercise of appraisal rights. The discussion applies only to Viela stockholders that hold their Shares as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This discussion also does not discuss all aspect of U.S. federal income taxation that may be relevant to Viela stockholders in light of their particular circumstances, such as Viela stockholders that received their Shares pursuant to the exercise of employee stock options, pursuant to restricted stock units or otherwise as compensation, hold their Shares as “qualified small business stock” or “section 1244 stock;” hold their Shares as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction; hold, purchase or sell Shares as part of a wash sale for tax purposes; are subject to special tax rules (including, but not limited to, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks, real estate investment trusts, insurance companies, tax-exempt organizations, regulated investment companies, U.S. expatriates, “controlled foreign corporations” or “passive foreign investment companies”); are subject to special tax accounting rules under Section 451(b) of the Code; acquired their Shares in a transaction subject to the gain rollover provisions of the Code (including, but not limited to, Section 1045 of the Code); hold their Shares through individual retirement or other tax-deferred accounts; apply the provisions of Section 1400Z-2 of the Code to any gains recognized in the Offer or the Merger; are corporations that accumulate earnings to avoid U.S. federal income tax; are partnerships, entities or arrangements classified as partnerships or disregarded entities for U.S. federal income tax purposes, S corporations, or other pass-through entities, including hybrid entities; or are U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. This discussion also does not address any aspect of the U.S. alternative minimum or Medicare contribution tax on net investment income, federal gift or estate tax, or state, local or non-U.S. taxation.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partner and the partnership and certain determinations at the partner level. Accordingly, partnerships that hold Shares and partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax consequences of the sale or conversion of Shares pursuant to the Offer or the Merger.

None of Viela, the Parent, or the Purchaser has requested or will request an advance ruling from the IRS as to the tax consequences of the Offer or the Merger, nor will counsel to Viela, Parent, or Purchaser render a tax opinion in connection with the Offer or the Merger. The IRS may take different positions concerning the tax consequences of the Offer or the Merger than those stated below, and such positions could be sustained.

In addition, this discussion does not address the tax considerations associated with transactions effectuated before, subsequent to, or concurrently with the Offer or the Merger (whether or not any such transactions are consummated in connection with the Offer or the Merger), including without limitation any transaction in which shares of Shares are acquired, or the tax considerations for holders of Viela Options, warrants, promissory notes or other rights to acquire Shares.

THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE BASED ON CURRENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH VIELA STOCKHOLDER SHOULD CONSULT SUCH VIELA STOCKHOLDER’S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH VIELA STOCKHOLDER AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER TO SUCH VIELA STOCKHOLDER, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT, STATE, LOCAL AND NON-U.S. TAX LAWS.

U.S. Holders. For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident, alien of the United States;

•	a corporation (including an entity taxable as a corporation) created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder will recognize gain or loss in an amount equal to the difference between such U.S. Holder’s adjusted tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each identifiable block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted into the right to receive cash in the Merger. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), such Shares were held for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are generally taxed at preferential rates. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-United States Holders. For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder.

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on gain recognized on Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger unless:

•

the gain is “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment that such Non-U.S. Holder maintains in the United States);

•

the Non-U.S. Holder is an individual present in the United States for 183 or more days in the taxable year of the sale (or, if applicable, the date of the Merger) and certain other conditions exist; or

•

Viela is or has been a “United States real property holding corporation” for U.S. federal income tax purposes during the shorter of (a) the five-year period ending on the date of sale (or, if applicable, the date of the Merger) and (b) the period during which the Non-U.S. Holder held the Shares.

With respect to the first bullet above, unless an applicable income tax treaty provides otherwise, Non-U.S. Holders are subject to U.S. federal income tax on effectively connected income on a net income basis at U.S. federal income tax rates applicable to U.S. persons. “Effectively connected” gains that are recognized by a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes also may be subject, under certain circumstances, to an additional “branch profits tax” at a 30% rate (or at a lower rate if such Non-U.S. Holder is eligible for the benefits of an applicable income tax treaty that provides for a lower rate).

Gain realized by an individual Non-U.S. Holder described in the second bullet-point above will be subject to a flat 30% tax (or at a lower rate if such Non-U.S. Holder is eligible for the benefits of an applicable income tax treaty that provides for a lower rate), which gain may be offset by U.S.-source capital losses, even though the Non-U.S. Holder is not considered a resident of the United States, provided that such Non-U.S. Holder has timely filed United States federal income tax returns with respect to such losses.

In general, Viela would be a United States real property holding corporation if United States real property interests comprised (by fair market value) at least half of Viela’s total worldwide interests in real property plus Viela’s business assets. Viela believes that it has not been and is not a United States real property holding corporation and Viela does not anticipate becoming, a United States real property holding corporation before the date of sale (or, if applicable, the date of the Merger). Even if Viela were treated as a United States real property holding corporation, such treatment will not cause gain realized by a Non-U.S. Holder on a disposition of Shares to be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly or constructively, no more than 5% of the Shares (by value) at all times within the shorter of (i) the five-year period preceding the date of sale (or, if applicable, the date of the Merger) or (ii) the period during which the Non-U.S. Holder held the Shares and (2) the Shares are regularly traded on an established securities market.

Information Reporting and Backup Withholding. Payments made to Viela stockholders in connection with the Offer or the Merger may be subject to information reporting and “backup withholding.” See Section 3 — “Procedures for Tendering Shares — Backup Withholding” of this Offer to Purchase.

Backup withholding generally applies if a Viela stockholder fails to provide an accurate taxpayer identification number or otherwise establish an exemption from such withholding. Certain penalties apply for failure to provide correct information and for failure to include reportable payments in income. In order to avoid backup withholding, a Viela stockholder generally must complete an applicable IRS Form W-8 (if the Viela stockholder is a Non-U.S. Holder) or the IRS Form W-9 that is included in the Letter of Transmittal (if the Viela stockholder is a U.S. Holder) in accordance with the instructions to the appropriate form.

Backup withholding is not an additional tax and may be refunded or credited against the Viela stockholder’s U.S. federal income tax liability, if any, provided that the Viela stockholder timely furnishes the required information to the IRS.

6. Price Range of Shares; Dividends

The Shares are listed and principally traded on Nasdaq under the symbol “VIE.” The following table sets forth for the periods indicated the high and low sales prices per Share on Nasdaq as reported in published financial sources:

	High	Low
2019
Fourth Quarter	$33.70	$18.20
2020
First Quarter	$70.66	$25.03
Second Quarter	$65.00	$27.51
Third Quarter	$44.66	$25.02
Fourth Quarter	$41.61	$27.91
2021
First Quarter (through February 11, 2021)	$53.15	$33.51

On January 29, 2021, the trading day immediately prior to the date of the Merger Agreement, the last reported sales price of the Shares on Nasdaq was $34.68 per Share. Therefore, the Offer Price represents a premium of approximately 52.8% over the January 29, 2021 closing stock price. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

According to Viela’s publicly available documents, Viela has never paid a cash dividend on the Shares and is not permitted under the terms of the Merger Agreement to declare or pay a cash dividend prior to the closing of the Offer and the Merger. If we acquire control of Viela, we currently intend that no dividends will be declared on the Shares prior to the Effective Time.

7. Certain Information Concerning Viela

The information concerning Viela contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto.

Viela is a biotechnology research, development, and commercialization company pioneering and advancing treatments for severe inflammation and autoimmune diseases by selectively targeting shared critical pathways that are the root cause of disease. Viela was incorporated on December 11, 2017 under the laws of the State of Delaware. Viela’s lead molecule, inebilizumab, is a humanized mAb designed to target CD19, a molecule expressed on the surface of a broad range of immune system B cells. In January 2019, Viela reported positive pivotal clinical trial data for inebilizumab in patients with neuromyelitis optica spectrum disorder (“NMOSD”). NMOSD is a rare, devastating condition that attacks the optic nerve, spinal cord and brain stem, and often leads to irreversible blindness and paralysis. Viela received Breakthrough Therapy Designation for the treatment of this disease from the U.S. Food and Drug Administration (the “FDA”) in April 2019 and in August 2019, the FDA accepted for review Viela’s Biologics License Application (“BLA”) for inebilizumab. On June 11, 2020, the FDA approved UPLIZNA (inebilizumab-cdon) for the treatment of adult patients with NMOSD who are anti-AQP4 antibody positive as a twice-a-year maintenance regimen following initial doses. Viela commercially launched UPLIZNA following the FDA approval in June 2020.

In addition, Viela has a pipeline of two additional clinical-stage and two pre-clinical product candidates focused on a number of other autoimmune diseases with high unmet medical needs, including Sjögren’s syndrome and lupus, as well as other conditions such as kidney transplant rejection. In light of the COVID-19 pandemic, in order to prioritize patient health and that of the investigators at clinical trial sites, Viela had paused enrollment of new patients in certain of its clinical trials, most of which Viela has recently resumed in the fourth quarter of 2020.

Additional Information

The Shares are registered under the Exchange Act. Accordingly, Viela is subject to the information reporting requirements of the Exchange Act and, in accordance with the Exchange Act, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Viela’s directors and officers, their remuneration, stock options granted to them, the principal holders of Viela’s securities, any material interests of those persons in transactions with Viela and other matters is required to be disclosed in proxy statements. Such reports, proxy statements and other information are available to the public on the SEC’s website at www.sec.gov/edgar.

8. Certain Information Concerning Ultimate Parent, Purchaser and Parent

Ultimate Parent. Ultimate Parent is a public limited company organized under the laws of Ireland. Ultimate Parent is a biotech company focused on researching, developing and commercializing medicines that address critical needs for people impacted by rare and rheumatic diseases. The principal executive offices of Ultimate Parent are located at Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, D04 C5Y6, Ireland. The telephone number at such office is 011-353-1-772-2100.

Purchaser. We are a Delaware corporation and a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of Ultimate Parent. We were formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. To date, we have not carried on any activities other than those related to our formation, the Merger Agreement, the Offer and the Merger. We have minimal assets and liabilities other than the contractual rights and obligations as set forth in the Merger Agreement. As soon as practicable following the Effective Time and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we will merge with and into Viela, with Viela continuing as the Surviving Corporation. Our principal executive offices are located at 1 Horizon Way, Deerfield, IL 60015. The telephone number at such office is (224) 383-3000.

Parent. Parent is a Delaware corporation and an indirect wholly owned subsidiary of Ultimate Parent. The principal executive offices of Parent are located at 1 Horizon Way, Deerfield, IL 60015. The telephone number at such office is (224) 383-3000.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Ultimate Parent, Parent and Purchaser and certain other information are set forth on Schedule I to this Offer to Purchase.

Except as set forth in the next paragraph or elsewhere in this Offer to Purchase: (a) none of Purchaser, Ultimate Parent, Parent and, to Purchaser’s, Ultimate Parent’s and Parent’s knowledge, the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Parent, Ultimate Parent, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Viela; (b) none of Parent, Ultimate Parent, Purchaser and, to Parent’s, Ultimate Parent’s and Purchaser’s knowledge, the persons or entities referred to in clause (a) above has effected any transaction in the Shares or any other equity securities of Viela during the past 60 days; (c) none of Parent, Ultimate Parent, Purchaser and, to Parent’s, Ultimate Parent’s and Purchaser’s knowledge, the persons listed in Schedule I to this

Offer to Purchase, has any agreement, arrangement or understanding with any other person with respect to any securities of Viela (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (d) during the two years before the date of this Offer to Purchase, there have been no transactions between Parent, Ultimate Parent, Purchaser, their subsidiaries or, to Parent’s, Ultimate Parent’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Viela or any of its executive officers, directors, controlling stockholders or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (e) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent, Ultimate Parent, Purchaser, their subsidiaries or, to Parent’s, Ultimate Parent’s and Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Viela or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (f) none of Parent, Ultimate Parent, Purchaser and, to Parent’s, Ultimate Parent’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (g) none of Parent, Ultimate Parent, Purchaser and, to Parent’s, Ultimate Parent’s and Purchaser’s knowledge, the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Additional Information

Pursuant to Rule 14d-3 under the Exchange Act, we, Parent and Ultimate Parent have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Ultimate Parent, Parent and Purchaser with the SEC, are available on the SEC website at www.sec.gov/edgar. Ultimate Parent’s filings are also available to the public on the SEC’s website at www.sec.gov/edgar.

9. Source and Amount of Funds

We estimate that we will need approximately $3.05 billion, plus any related transaction fees and expenses, with the final aggregate purchase price to be determined upon closing of the Merger. Purchaser will acquire these funds from Parent, which intends to provide the funds out of available cash on hand and newly obtained incremental financing pursuant to the Debt Commitment Letter.

Substantially concurrent with the Effective Time, Parent or Purchaser will deposit, or will cause to be deposited, with the Paying Agent cash sufficient to make payment of the aggregate Offer Price and the aggregate Merger Consideration. We believe that the financial condition of Purchaser and Parent is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer because (i) the only consideration to be paid in the Offer and the Merger is cash, (ii) the Offer involves the purchase of all issued and outstanding Shares, (iii) there is no financing condition to the consummation of the Offer or the Merger, (iv) if the Offer is consummated, we will acquire all remaining Shares for the same cash price in the Merger (i.e., the Offer Price) and (v) we, through Parent, will have sufficient funds available to us to consummate the Offer and the Merger.

Debt Financing

Pursuant to the Debt Commitment Letter, the Commitment Parties have provided several but not joint commitments to provide $1.30 billion of senior secured term loans, the proceeds of which, in addition to a portion of Parent’s existing cash on hand, would be used to pay the Offer Price, as well as any fees and expenses in connection with any of the foregoing. The commitments to provide the term loans are subject to certain conditions, including the negotiation of definitive documentation for the term loans and other customary closing conditions consistent with the Merger Agreement. Parent will pay customary fees and expenses in connection with obtaining the Debt Commitment Letter and the term loans and has agreed to indemnify the lenders if certain losses are incurred by the lenders in connection therewith. Pursuant to the Debt Commitment Letter, the Effective Time may not occur before March 8, 2021.

The foregoing summary of certain provisions of the Debt Commitment Letter is qualified by reference to the Debt Commitment Letter itself, which is incorporated herein by reference. We have filed a copy of the Initial Debt Commitment Letter as Exhibit (b)(i) to the Schedule TO, and a copy of the Debt Commitment Letter as Exhibit (b)(2) to the Schedule TO which are incorporated by reference.

10. Background of the Offer; Contacts with Viela

The following contains a description of material contacts between representatives of Ultimate Parent, Parent or Purchaser and representatives of Viela that led to the execution of the Merger Agreement and the agreements related to the Offer. For a review of Viela’s activities relating to these contacts, please refer to Viela’s Schedule 14D-9 that will be filed with the SEC and mailed to Viela stockholders with this Offer to Purchase.

As part of its strategy, Horizon has prioritized expanding its development pipeline to accelerate long-term growth and deliver innovative therapies for rare diseases with a holistic, patient-centered approach to maximize the value of its medicines.

Consistent with these strategic goals, upon the public announcement of the FDA’s approval of UPLIZNA in June 2020, Horizon began to evaluate Viela and its product and product candidates as a potential collaboration or acquisition target to advance Horizon’s position in rare diseases and key therapeutic areas.

On July 2, 2020, Tim Walbert, chairman, president and chief executive officer of Horizon, and Bing Yao, Ph.D., chairman and chief executive officer of Viela, had an introductory phone call and agreed for the respective companies to begin a dialogue with the intent of discussing mutual interest in a potential collaboration between the two companies.

On July 10, 2020, Andy Pasternak, executive vice president and chief strategy officer of Horizon, had a phone call with the then head of business development and operations of Viela (“Viela’s head of business development”), during which they generally discussed Viela’s drug portfolio, based on publicly available information and potential collaboration ideas. On July 15, 2020, Horizon and Viela entered into the Confidentiality Agreement (as defined below) to facilitate further discussions. The Confidentiality Agreement did not contain a standstill provision. On July 17, 2020, Joe Whalen, senior vice president, mergers and acquisitions and alliances at Horizon, had a phone call with Viela’s head of business development and Bart Kus, director of business operations at Viela. In this planning meeting, Viela agreed to provide confidential information in the future regarding Viela’s portfolio and to arrange a subsequent videoconference call with members of Viela’s research and development team and Horizon to conduct a more detailed review of Viela’s portfolio.

On July 29, 2020, the transaction committee (the “Horizon Transaction Committee”) of the board of directors of Horizon (the “Horizon Board”) held its regular quarterly meeting. During the meeting, Horizon’s management provided background information about Viela and its portfolio assets and the status of preliminary collaboration discussions.

On September 18, 2020, Mr. Pasternak, Mr. Whalen and members of Horizon’s research and development and commercial teams held a video conference with Jörn Drappa, M.D., the head of research & development and chief medical officer of Viela and other members of Viela’s research and development team, together with Viela’s head of business development. Viela gave a presentation of confidential information regarding UPLIZNA, VIB4920 and VIB7734.

On September 22, 2020, Mr. Walbert contacted Dr. Yao and expressed Horizon’s interest in a collaboration opportunity with respect to VIB7734 and requested an in-person meeting to discuss Horizon’s interests further.

On September 30, 2020, the Horizon Transaction Committee held a meeting. During the meeting, Horizon’s management reviewed with the committee a potential collaboration transaction with Viela focusing on VIB7734, one of Viela’s early stage programs and other initial due diligence findings.

On October 6, 2020, Mr. Walbert, Mr. Pasternak and Aaron Cox, senior vice president, corporate development of Horizon, met in Washington, D.C. with Dr. Yao to discuss the potential collaboration transaction regarding VIB7734. During the discussions, Dr. Yao indicated that Viela would be more interested in pursuing a broader collaboration beyond VIB7734. Later that day, subsequent to the meeting, Mr. Pasternak emailed Dr. Yao confirming Horizon’s interest in pursuing a broader collaboration transaction and requesting a follow-up discussion with members of the Viela team to address additional questions that had arisen from the in-person meeting earlier that day.

On October 20, 2020, Mr. Pasternak, Mr. Whalen, members of Horizon’s clinical development and external search team and a clinical consultant to Horizon held a videoconference with Dr. Drappa, Mitchell Chan, chief financial officer of Viela and Viela’s head of business development during which Viela’s team answered additional questions regarding Viela’s drug portfolio.

On October 23, 2020, the Horizon Transaction Committee met with Horizon’s management and Cooley LLP (“Cooley”), Horizon’s outside counsel, in attendance. Mr. Walbert and Mr. Pasternak reviewed with the committee recent discussions with Viela, the strategic rationale for pursuing a potential acquisition rather than a collaboration transaction, the status and findings with respect to UPLIZNA, Viela’s recently approved commercial product, its pipeline assets and risks and opportunities with respect to a potential acquisition of Viela.

On October 28, 2020, the Horizon Transaction Committee held its regular quarterly meeting with Horizon’s management and its legal and financial advisors in attendance and discussed, among other things, an update on due diligence and certain financial aspects of the proposed acquisition of Viela. After discussions, the Horizon Transaction Committee authorized the submission of a non-binding offer to acquire Viela for $44.00 per Share in cash.

On October 29, 2020, Mr. Walbert held a telephone call with Dr. Yao where he presented to Viela a non-binding offer to acquire Viela for $44.00 per Share in cash (the “October 29 Proposal”). Mr. Walbert then followed up with a written letter confirming the non-binding offer. While the October 29 Proposal did not contain a specific reference to requesting Viela to enter into an exclusive negotiation period, Mr. Walbert conveyed this request orally to Dr. Yao, which request was rejected by Viela.

On November 4, 2020, Dr. Yao communicated to Mr. Walbert via a telephone call that the October 29 Proposal substantially undervalued Viela and was, therefore, not at a level at which Viela was prepared to engage in further discussions regarding a potential acquisition of Viela by Horizon. Dr. Yao noted that the Viela Board would give appropriate consideration to a significantly improved proposal consistent with its fiduciary duties.

On November 6, 2020, the Horizon Transaction Committee met with Horizon’s management and its legal and financial advisors in attendance, to discuss Viela’s response to the October 29 Proposal. After discussions, the Horizon Transaction Committee authorized submission of a non-binding offer to acquire Viela for up to $51.00 per Share in cash following Viela’s third quarter earnings release.

On November 10, 2020, Viela issued its third quarter earnings release and held a related conference call.

On November 12, 2020, Mr. Walbert held a telephone call with Dr. Yao where he presented to Viela a non-binding offer to acquire Viela for $49.50 per Share in cash. Mr. Walbert then sent Dr. Yao a written letter confirming the non-binding offer.

On November 16, 2020, Dr. Yao called Mr. Walbert and indicated that the revised offer of $49.50 per Share was still inadequate to engage in due diligence. Dr. Yao conveyed that an offer that was closer to $55.00 than $49.50 per Share would be required.

Also on November 16, 2020, the Horizon Transaction Committee met with Horizon’s management and its legal and financial advisors in attendance. Mr. Walbert reviewed with the committee recent discussions with Viela. After discussions, the Horizon Transaction Committee authorized submission of a non-binding offer to acquire Viela.

Later on November 16, 2020, Mr. Walbert held a telephone call with Dr. Yao where he advised him that the third revised proposal was Horizon’s best and final offer and he subsequently emailed Dr. Yao a non-binding offer to acquire Viela for $53.00 per Share in cash (the “November 16 Proposal”).

On November 17, 2020, Dr. Yao communicated to Mr. Walbert Viela’s willingness to move forward based on the November 16 Proposal, provided that Horizon sign a customary standstill agreement and that there be no exclusive negotiation period.

On November 20, 2020, Horizon and Viela entered into the Standstill Agreement (as defined below) with a term of one year. The Standstill Agreement permitted confidential approaches to the Viela Board during the standstill period, and provided that the standstill obligation would terminate automatically if, among other reasons, Viela entered into a definitive agreement to be sold, such as the Merger Agreement. Following execution of the Standstill Agreement, on November 20, 2020, Viela granted Horizon and its representatives access to an online data room. Horizon submitted targeted due diligence questions and document requests and Viela uploaded responsive documents to its online data room. During the course of the due diligence process, the parties held a number of calls to discuss manufacturing, clinical, regulatory, intellectual property, legal, compliance, financial and other due diligence matters.

Also, on November 20, 2020, Cooley sent Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz”), outside counsel to Viela, an initial draft merger agreement, and on November 23, 2020, Cooley sent Mintz an initial draft form of the tender and support agreement.

Between November 20, 2020 and December 13, 2020, Cooley and Mintz exchanged comments on the draft merger agreement and negotiated its terms, including the tender offer conditions, the definition of material adverse effect, the protective provisions, including the termination fee and operating covenants.

During this same period, Mintz discussed the tender and support agreement with counsel to certain of the Principal Stockholders, each of whom was affiliated with a director on the Viela Board, and forwarded comments to Cooley. Cooley discussed with Mintz the terms of the tender and support agreements, including the circumstances under which the tender and support agreements would terminate and the non-solicitation provisions.

On December 1 and December 11, 2020, the Horizon Board met with Horizon’s management and respective representatives of its financial and legal advisors in attendance and reviewed the status of various work streams in connection with the proposed acquisition of Viela, including financing, due diligence and initial findings and the proposed timeline to potential announcement of the transaction.

On December 13, 2020, representatives of Cooley and Horizon and representatives of Mintz and Viela held a conference call to resolve remaining issues in the draft merger agreement; however, certain provisions in the tender and support agreement with AstraZeneca remained unresolved.

Prior to Horizon’s announcement on December 17, 2020 (as described below), Horizon confidentially informed Viela it was stopping all discussions with Viela while Horizon focused on resolving an undisclosed business issue, which it would publicly disclose imminently.

On December 17, 2020, Horizon announced that it expected a short-term disruption in TEPEZZA supply as a result of recent government-mandated COVID-19 vaccine production orders related to Operation Warp Speed that had dramatically restricted capacity available for the production of TEPEZZA at its drug product contract manufacturer, Catalent. Following the announcement, Mr. Pasternak reached out to Mr. Chan to reiterate the rationale for stopping discussions while Horizon focused on addressing the expected short-term disruption in TEPEZZA supply.

On December 22, 2020, Mr. Chan called Mr. Pasternak to provide feedback from the Viela management and the Viela Board discussions regarding the pause in transaction discussions associated with the TEPEZZA supply shortage. On the call they agreed to speak again at some point following the JP Morgan Healthcare Conference in mid-January 2021.

After Horizon made significant progress in resolving its TEPEZZA supply shortage issues, on January 18, 2021, Mr. Pasternak reached out to Mr. Chan to resume discussions regarding a potential acquisition of Viela and informed him that its supply disruption issue had sufficiently progressed where Horizon was comfortable moving forward with discussions.

On January 20, 2021, Mr. Pasternak requested that Mr. Chan arrange for a call between AstraZeneca’s counsel and Cooley to discuss the remaining issues in the tender and support agreement with AstraZeneca. Following this outreach, between January 25, 2021 and the execution of the Merger Agreement, Horizon, the Principal Stockholders and their respective counsel continued to exchange comments and finalize the tender and support agreements, subject to Viela and Purchaser reaching agreement on the draft merger agreement. From January 27, 2021 until the execution of the Merger Agreement, the parties and their counsel continued to exchange comments and finalize the Merger Agreement and disclosure schedules.

On January 29, 2021, the Horizon Board met with Horizon’s management with the respective representatives of its legal and financial advisors, in attendance. The Horizon Board reviewed the terms of the Merger Agreement, the Tender Agreements and the Initial Debt Commitment Letter and unanimously approved Horizon’s acquisition of Viela and associated debt financing.

On January 31, 2021, the Merger Agreement, the Initial Debt Commitment Letter and the Tender Agreements were executed and delivered by the parties thereto.

On February 1, 2021, prior to the opening of trading on NASDAQ, Horizon and Viela issued a joint press release announcing the execution of the Merger Agreement.

On February 8, 2021, Horizon and Viela each filed their respective Premerger Notification and Report Forms under the HSR Act for review in connection with the Offer.

On February 11, 2021, Parent and the Commitment Parties entered into the Debt Commitment Letter to add JPM as a Commitment Party pursuant to the Debt Commitment Letter.

On February 12, 2021, Purchaser commenced the Offer and filed this Schedule  TO-T.

11. The Transaction Documents

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO and any other filings that we make with the SEC with respect to the Offer or the Merger may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Ultimate Parent. Purchaser and

Parent.” Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms not otherwise defined in this Section 11 will have the meanings ascribed to them in the Merger Agreement.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement is included to provide you with information regarding its terms. Factual disclosures about Parent, us and Viela or any of our or their respective affiliates contained in this Offer to Purchase or in our or their respective public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about Parent, us and Viela or any of our or their respective affiliates contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Parent, us and Viela were qualified and subject to important limitations agreed to by Parent, us and Viela in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in schedules that were provided by each party to the other but are not publicly filed as part of the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Offer to Purchase.

The Offer

The Merger Agreement provides Purchaser will commence the Offer as promptly as reasonably practicable, but in no event more than ten (10) business days after the date of the Merger Agreement. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, including the prior satisfaction of the Minimum Condition and the satisfaction or waiver (to the extent permissible) by Purchaser of the other conditions to the Offer that are described in Section 15 — “Conditions of the Offer”, each Viela stockholder who validly tenders Shares into the Offer will receive $53.00 for each Share validly tendered and not validly withdrawn prior to the Expiration Date, net to the holder thereof, in cash, without interest, subject to any applicable withholding taxes.

Extensions of the Offer

The Merger Agreement provides that the initial Expiration Date will be one minute following 11:59 p.m. (Eastern time), on March 12, 2021. Purchaser is required to extend the Offer:

•	for the minimum period required by any law or any interpretation or position of the SEC or Nasdaq or their respective staff, in each case, applicable to the Offer;

•

for periods of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act will have expired or been terminated;

•

at the request of Viela, on one or more occasions for additional periods of up to ten business days per extension, if, as of the scheduled Expiration Date, any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived, to permit such Offer Condition to be satisfied; and

•

at the request of Viela, on up to two occasions for additional periods specified by Viela of up to ten business days per extension, if, as of the scheduled Expiration Date, the Minimum Condition is not satisfied, to permit the Minimum Condition to be satisfied.

Additionally, if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, if permitted under the Merger Agreement and applicable laws, Purchaser may, in its discretion (without the consent of Viela) extend the Offer on one or more occasions, for additional periods of up to ten business days per extension, to permit such Offer Condition to be satisfied.

In no event will Purchaser be (i) required to extend the Offer beyond the Extension Deadline or (ii) permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Viela.

If we extend the Offer, such extension will extend the time that you will have to tender your Shares.

The Merger

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, Viela and Parent will consummate the Merger, whereby Purchaser will be merged with and into Viela, and the separate existence of Purchaser will cease. Viela will continue as the Surviving Corporation in the Merger, and the separate corporate existence of Viela, with all its rights, privileges, immunities, powers and franchises, will continue unaffected by the Merger, except as set forth in the Merger Agreement.

Directors and Officers

The Merger Agreement provides that, unless otherwise determined by Parent prior to the Effective Time, the directors and officers of the Surviving Corporation will be the respective individuals who are the directors and officers of Purchaser immediately prior to the Effective Time.

Certificate of Incorporation; Bylaws

The Merger Agreement provides that, unless otherwise determined by Parent prior to the Effective Time, at the Effective Time: (i) the certificate of incorporation of the Surviving Corporation will be amended and restated, as determined by Parent prior to the closing to conform to Exhibit B attached to the Merger Agreement, except that the name of the Surviving Corporation will be “Viela Bio, Inc.” and (ii) the bylaws of the Surviving Corporation will be amended and restated to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time.

Merger Consideration

As a result of the Merger, at the Effective Time, each Share then outstanding (other than the Excluded Shares) will be cancelled and (other than the Dissenting Shares) will be converted into the right to receive the Offer Price (the “Merger Consideration”), without interest, subject to any applicable withholding of taxes.

Stock Options

Each Viela Option that is outstanding as of immediately prior to the Effective Time that would otherwise be eligible to vest in accordance with its terms on or before June 1, 2021 and each option held by non-employee directors, will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time, subject to such holder’s continued services with Viela through immediately prior to the Effective Time. As of the Effective Time, each Viela Option that is then outstanding, vested and unexercised as of immediately before the Effective Time will be cancelled and converted into the right to cash in an amount equal to (A) the total number of Shares subject to such Viela Option immediately prior to such cancellation multiplied by (B) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share underlying such Viela Option, without interest. No holder of a cancelled Viela Option that has an exercise price per Share that is equal to or greater than the Merger Consideration shall be entitled to any payment with respect to such cancelled Viela Option before or after the Effective Time. Except as described above, each Viela Option that is unvested and outstanding immediately prior to the Effective Time shall be assumed by Ultimate Parent and converted into an option to purchase ordinary shares, nominal value $0.0001 per share, of Ultimate Parent.

Representations and Warranties

In the Merger Agreement, Viela has made customary representations and warranties to Parent and Purchaser, including representations relating to:

•	organization, standing and power;

•	capital stock;

•	subsidiaries;

•	authority;

•	no conflict; consents and approvals;

•	Viela SEC documents; financial statements;

•	no undisclosed liabilities;

•	absence of certain changes or events;

•	litigation;

•	title to assets;

•	compliance with laws and regulations;

•	international trade & anti-corruption matters;

•	benefit plans;

•	employment matters;

•	environmental matters;

•	taxes;

•	contracts;

•	insurance;

•	properties;

•	intellectual property;

•	takeover statutes;

•	related party transactions;

•	brokers;

•	no vote required;

•	opinion of financial advisor;

•	suppliers; and

•	information supplied.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Viela, including representations relating to:

•	organization and qualification;

•	Purchaser;

•	authority;

•	non-contravention; consents;

•	information supplied;

•	absence of litigation;

•	financing; solvency;

•	interest in shares; and

•	acknowledgement by Parent and Purchaser.

The representations and warranties of Parent, Purchaser and Viela in the Merger Agreement will not survive the Merger.

Certain representations and warranties of Viela are qualified as to “materiality” or “Viela Material Adverse Effect.” For purposes of the Merger Agreement and this Offer to Purchase, “Viela Material Adverse Effect” means any fact, circumstance, occurrence, event, change or effect (each, an “Effect”) that, individually or when taken together with all other Effects, has had or is reasonably likely to have a material adverse effect on (i) the business, operations, assets (including intangible assets), financial condition or results of operations of Viela and its subsidiaries, taken as a whole, or (ii) the ability of Viela to fulfill its obligations under the Merger Agreement or to consummate transactions contemplated by the Merger Agreement on the terms set forth in the Merger Agreement; provided, however, that, none of the following Effects, by itself or when aggregated with any one or more other Effects, will be deemed to be or constitute a Viela Material Adverse Effect and none of the following Effects, by itself or when aggregated with any one or more other Effects, will be taken into account when determining whether a Viela Material Adverse Effect has occurred or is reasonably likely to occur for purposes of clause (i) above: Effects arising out of or resulting from:

(a)

(1) general market, economic or political conditions in the United States or other locations in which Viela and its subsidiaries have operations worldwide, including any actual government shutdown, or (2) conditions (or any changes therein) in the industries in which Viela and its subsidiaries conducts business, in each case, including any acts of terrorism, war or epidemics or pandemics (including the COVID-19 pandemic, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks (collectively, “COVID-19”)), weather conditions or other force majeure events, in the case of each of clauses (1) and (2), solely to the extent that such Effects do not have and are not reasonably likely to have a disproportionate impact on Viela and its subsidiaries, taken as a whole, relative to other companies operating in the same industries in which Viela and its subsidiaries conduct business;

(b)

the announcement of the execution of the Merger Agreement or the pendency of the transactions contemplated by the Merger Agreement (other than for purposes of any representation or warranty of Viela contained in the Merger Agreement that expressly addresses the consequences resulting from the execution and delivery of the Merger Agreement, or the announcement or pendency of the transactions contemplated by the Merger Agreement, but subject to disclosures in the applicable sections of the confidential disclosure letter delivered to Parent and Purchaser in connection with the execution of the Merger Agreement (the “Viela Disclosure Letter”));

(c)

changes in generally accepted accounting principles, as applied in the United States (“GAAP”), or other accounting standards (or the interpretation thereof by a third party), solely to the extent that such changes do not have a disproportionate impact on Viela and its subsidiaries, taken as a whole, relative to other companies operating in the same industries in which Viela and its subsidiaries conduct business;

(d)

changes in applicable law or regulatory conditions (or the interpretation thereof by a third party), solely to the extent that such changes do not have a disproportionate impact on Viela and its subsidiaries, taken as a whole, relative to other companies operating in the same industries in which Viela and its subsidiaries conduct business;

(e)

changes in the trading price or trading volume of the Shares, in and of themselves (it being understood that any underlying cause of any such change may, subject to the other terms of this definition, be taken into consideration when determining whether a Viela Material Adverse Effect has occurred or is reasonably likely to occur);

(f)

any failure by Viela or any of its subsidiaries to meet any public estimates or expectations of Viela’s bookings, revenue, earnings per share or other financial performance or results of operations for any period, or any failure by Viela or any of its subsidiaries to meet any internal budgets, plans or forecasts of its bookings, revenues, earnings, earnings per share or other financial performance or results of operations (it being understood that any underlying cause of any such failure may, subject to the other terms of this definition, be taken into consideration when determining whether a Viela Material Adverse Effect has occurred or is reasonably likely to occur);

(g)	fluctuations in the value of any currency;

(h)

any action taken by Viela or any of its subsidiaries at the written direction of Parent or any action specifically required to be taken by Viela or any of its subsidiaries, or the failure of Viela or any of its subsidiaries to take any action that Viela or its subsidiary is specifically prohibited by the terms of the Merger Agreement from taking to the extent Parent fails to give its consent thereto after a written request therefor pursuant to the Merger Agreement;

(i)	Parent’s or Purchaser’s breach of the Merger Agreement;

(j)

any regulatory or clinical changes, events or developments relating to UPLIZNA and any product candidate, drug or compound that Viela or any of its subsidiaries is developing or seeking regulatory approval for as of the date of the Merger Agreement (the “Products”) or any product or product candidate of any competitor of Viela and its subsidiaries (including with respect to any pre-clinical or clinical studies, tests, or results or announcements thereof (including any requirement to conduct further clinical studies or tests or any delayed or accelerated launch of any such Product or product or product candidate) or any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of any new side effects, adverse events or safety observations) except for any changes, events or developments after date of the Merger Agreement that would be reasonably likely to result in the withdrawal of UPLIZNA from the market or the clinical hold or termination of any Viela-sponsored clinical trial relating to any Product candidate, which will not be disregarded in determining whether a Viela Material Adverse Effect has occurred; or

(k)

any recommendations, statements or other pronouncements made, published or proposed by professional medical organizations, or any governmental entity, or any panel or advisory body empowered or appointed thereby, relating to any Product or any product or product candidate of any competitor of Viela and its subsidiaries after the date of the Merger Agreement.

Operating Covenants

The Merger Agreement provides that, except (x) as expressly required or contemplated under the terms of the Merger Agreement or as required by applicable law, (y) as set forth in the Viela Disclosure Letter or (z) with the written consent of Parent, at all times after the date of the Merger Agreement and prior to the closing of the Merger, Viela will (and will cause each of Viela and its subsidiaries to):

•

carry on its business in all material respects in the ordinary course, including with respect to preparing financial statements as of and for the year ended December 31, 2020 and the audit of such financial statements in a manner reasonably expected to result in a completion of such audit by February 15,

2021 (provided, that Viela may take actions outside of the ordinary course to the extent reasonably necessary to (i) protect the health and safety of Viela’s and its subsidiaries’ employees in respect of Viela’s and its subsidiaries’ business activities in response to COVID-19 or (ii) to implement all mandatory quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or any other law in connection with or in response to COVID-19, and provided, further, that Viela provides written notice to Parent prior to taking such actions);

•

use commercially reasonable efforts to invest any proceeds received upon the maturity, or sale, of any existing investments in marketable securities in a U.S. dollar bank account or a U.S. dollar money market fund which maintains a net asset value of $1.00 per share and is compliant with Securities and Exchange Rule 2a-7;

•

use commercially reasonable efforts to (i) preserve intact the material components of its present business organization, (ii) keep available the services of its present officers and key employees in all material respects, and (iii) preserve its relationships with manufacturers, suppliers, vendors, distributors, governmental entities with jurisdiction over the operations of Viela and its subsidiaries, customers, licensors, licensees and others with which it has material business dealings, provided, however, that Viela and its subsidiaries will be under no obligation to put in place any new retention programs or include additional personnel in existing retention programs;

•

use commercially reasonable efforts to assist Ultimate Parent, in the preparation and filing, of Current Reports on Form 8-K for Ultimate Parent containing the information required therein, including the audited and unaudited consolidated financial statements of Viela required by Rule 3-05 of Regulation S-X of the SEC together with the unqualified audit opinion of and the consent of a nationally recognized accounting firm reasonably acceptable to Ultimate Parent and the pro forma financial information with respect to the transactions contemplated by the Merger Agreement to the extent required by Article 11 of Regulation S-X of the SEC; provided however, that in the event that the Merger Agreement is terminated in accordance with the terms of the Merger Agreement (other than a termination by Parent pursuant to a Recommendation Failure Termination, a Viela Breach Termination or a termination by Viela pursuant to a Superior Proposal Termination), Ultimate Parent will promptly upon a request by Viela, reimburse Viela and its subsidiaries for all of their reasonable and documented out-of-pocket fees and expenses (including all reasonable and documented fees and expenses of counsel, accountants, experts and consultants to Viela and its subsidiaries) incurred by Viela or its subsidiaries (or on their behalf) in connection with the foregoing, it being understood and agreed that Ultimate Parent will not be required to reimburse Viela and its subsidiaries for any costs or expenses Viela and its subsidiaries would have incurred in connection with the preparation of their respective financial statements or any audit thereof notwithstanding the transactions contemplated by the Merger Agreement; and

•

promptly notify Parent of (i) any knowledge of any notice from any person alleging that the consent of such person is or may be required in connection with any of the transactions contemplated by the Merger Agreement, and (ii) any legal proceeding commenced, or, to its knowledge threatened in writing, relating to or involving Viela that relates to the consummation of the transactions contemplated by the Merger Agreement.

In addition, during the same period, except (x) as expressly required under or contemplated by the terms of the Merger Agreement or as required by applicable law, (y) as set forth in the Viela Disclosure Letter or (z) as approved in advance by Parent in writing, which consent, with respect to the foregoing clause (x), will not be unreasonably withheld, delayed or conditioned, at all times during the period from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms, Viela will not (and will cause its subsidiaries to not) do any of the following:

•

(i) establish a record date for, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, (ii) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of Viela or any of its subsidiaries any options, warrants, or rights to acquire any such shares or other equity interests, other than in connection with the exercise of Viela Options and in connection with withholding to satisfy the exercise price and/or tax obligations with respect to Viela Options, or (iii) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or authorize the issuance of any other securities in respect of, in lieu of or in substitution for equity, or repurchase or otherwise acquire, directly or indirectly, any of its equity interests;

•

issue, sell, deliver, grant, pledge, transfer, encumber or agree or commit to issue, sell, deliver, grant, pledge, transfer or encumber (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Shares, any securities of any subsidiary or any instrument convertible into or exchangeable for any capital stock, equity interest or other security of Viela, except for the issuance of Shares pursuant to Viela Options outstanding prior to the date of the Merger Agreement and except that Viela may issue Viela Options to new employees who were offered Viela Options as part of offer letters that were executed prior to the date of the Merger Agreement, as set forth in the Viela Disclosure Letter;

•	adopt, amend, authorize or propose to amend its certificate of incorporation or bylaws (or similar charter or organizational documents);

•	create or form any subsidiary, acquire any equity interest in any other person or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

•

directly or indirectly acquire or agree to acquire (i) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof or (ii) any assets that are otherwise material to Viela and its subsidiaries;

•

directly or indirectly sell, lease, license, sublicense, sell and leaseback, abandon, transfer, assign, exchange, mortgage, pledge or otherwise encumber or subject to any lien (other than permitted liens) or otherwise dispose in whole or in part of any of its material properties, assets or rights or any interest therein, except (i) for entering into non-exclusive outbound licenses to service providers or where no rights to develop or commercialize any Product have been granted, clinical trial agreements and materials transfer agreements in the ordinary course of business and (ii) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of Viela and its subsidiaries;

•

propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Viela and its subsidiaries, except for the transactions contemplated by the Merger Agreement;

•

(i) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money, any obligations under conditional or installment sale contracts or other retention contracts relating to purchased property, any capital lease obligations or any guarantee or any such indebtedness of any other person, issue or sell any debt securities, options, warrants, calls or other rights to acquire any debt securities of Viela and its subsidiaries, guarantee any debt securities of any other person, enter into any “keep well” or other agreement to maintain any financial statement condition of any other person or enter into any arrangement having the economic effect of any of the foregoing except accounts payable to trade creditors, or amend, modify or refinance any indebtedness, or (ii) make any loans, advances or capital contributions to, or investments in, any other person, except for, in each case, intercompany loans among Viela and its subsidiaries in the ordinary course of business and advances to employees and consultants for travel and other business-related expenses in the ordinary course of business;

•

incur or commit to incur any capital expenditure or authorization or commitment with respect thereto (except that Viela and its subsidiaries may make any capital expenditure that (i) is provided for in

Viela’s capital expense budget made available to Parent or its representatives prior to the date of the Merger Agreement, which expenditures will be in accordance with the categories set forth in such budget or (ii) when added to all other capital expenditures made on behalf of Viela and its subsidiaries since the date of the Merger Agreement but not provided for in Viela’s capital expense budget made available to Parent or its representatives prior to date of the Merger Agreement, does not exceed $250,000 individually and $500,000 in the aggregate during any fiscal quarter);

•

compromise, settle or release any legal proceeding or threatened legal proceeding, other than any legal proceeding relating to a breach of the Merger Agreement or pursuant to a settlement that does not relate to any of the transactions contemplated by the Merger Agreement and that (i) results in compromises, settlements or releases that involve only the payment of money damages in an amount not greater than $500,000 in the aggregate, in any case without the imposition of any equitable relief on, or the admission of wrongdoing by, Viela and its subsidiaries, or (ii) result solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, Viela or any of its subsidiaries and the payment of monies by Viela or its subsidiaries that together with any settlement made under subsection “(i)” are not more than $500,000 in the aggregate (not funded by an indemnity obligation or through insurance policies); provided that (x) the settlement of any legal proceeding or claim brought by the stockholders of Viela or its subsidiaries against Viela and/or its subsidiaries and/or any of their directors relating to the transactions contemplated by the Merger Agreement will be subject to the Merger Agreement, as applicable, and (y) this provision will not permit Viela and its subsidiaries to settle, release, waive or compromise any legal proceeding or claim that (A) provides for the grant to any third party of a license or other grant of rights to (or covenant not to sue with respect to) any intellectual property rights or the splitting of any revenues in respect of any Product or (B) would impose any restrictions or changes on the business or operations of, or the admission of wrongdoing by, Viela and its subsidiaries;

•

commence any legal proceeding, except (i) in such cases where Viela reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable asset of its business (provided that Viela consults with Parent and considers in good faith the views and comments of Parent with respect to such legal proceedings prior to commencement thereof) or (ii) in connection with a breach of the Merger Agreement or any other agreements contemplated hereby;

•

change its financial or tax accounting methods, accounting periods, principles or practices, except insofar as may have been required by a change in GAAP, Regulation S-X promulgated under the Exchange Act or applicable law;

•	revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business or as required by GAAP;

•

(i) settle, compromise or enter into any closing agreement with respect to any liability for taxes, (ii) amend any material tax return, (iii) enter into any material contract with or request any material ruling from any governmental entity relating to taxes, (iv) make, change, rescind or revoke any material tax election, (v) change any method of accounting for tax purposes, (vi) take any material position on a tax return inconsistent with a position taken on a tax return previously filed, (vii) extend or waive any statute of limitations with respect to taxes, (viii) surrender any claim for a material refund of taxes or fail to timely file correct and complete tax returns as required by applicable tax law (ix) make or file any tax election (other than a tax election that is consistent with a tax election made in a previous period and that would not materially increase the taxes payable by Viela or any of its subsidiaries) or (x) incur any taxes as a result of distributing, lending, transferring or otherwise repatriating any cash amounts into the United States;

•	change its fiscal year;

•

except (i) as provided in the first and second bullets above, (ii) to the extent expressly set forth in the Merger Agreement or (iii) as may be required by the terms of any employee benefit plan set forth in the

Viela Disclosure Letter (as in effect on date of the Merger Agreement), (A) hire any employee or engage any independent contractor or consultant (who is a natural person), (B) increase the compensation or benefits of any of its current or former non-employee directors, officers, employees or other service providers, other than annual cost of living increases in the ordinary course of business consistent in amount with past practice, (C) grant, promise or pay any severance or termination pay to any current or former non-employee director, officer, employee or other service provider not provided for under any employee benefit plan as in effect on the date of the Merger Agreement, (D) establish, adopt, enter into, materially amend or terminate any employee benefit plan, except as required by applicable laws, or grant any bonuses other than sales commissions pursuant to any sales commission plans in effect as of the date of the Merger Agreement and payments set forth on the Viela Disclosure Letter, (E) grant, promise or pay any “single-trigger,” change in control or similar benefit, including any gross-up payments, to any current or former non-employee director, officer, employee or other service provider not provided for under any employee benefit plan as in effect on the date of the Merger Agreement or (F) accelerate the payment, funding or vesting of any Viela Option except for any mandatory acceleration under any employee benefit plan or material contract in effect on the date of the Merger Agreement;

•

terminate any employee that would result in acceleration of vesting of options held by the terminated employee or the right to receive enhanced severance benefits for a termination in connection with a change of control under any employee benefit plan;

•	adopt or enter into any collective bargaining agreement or other similar labor union contract;

•

fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised provisions regarding insurance coverage with respect to material assets, operations and activities of Viela as currently in effect or materially reduce the amount of any insurance coverage provided by existing insurance policies;

•

renew or enter into any non-compete, exclusivity or similar agreement that would restrict or limit, in any material respect, Viela from engaging or competing in any line of business or geographic area;

•	enter into any new lease of real property, materially amend the terms of any existing lease of real property or acquire any interest in real property;

•	forgive any loans to any employees, officers or directors of Viela, or any of Viela’s affiliates;

•

amend, modify, terminate or waive, or exercise any material right or remedy under, any material contract or enter into or become bound by, or seek to amend, terminate or waive, or exercise any material right or remedy under, any contract which if entered into prior to the date of the Merger Agreement would have been a material contract, excluding any non-exclusive license agreements to service providers or where no rights to develop or commercialize any Product have been granted and materials transfer agreements entered into in the ordinary course of business;

•

publicly disclose any clinical data relating to or resulting from Viela’s pending clinical trials or any analysis or work product created by or on behalf of Viela based in whole or in part on such clinical data;

•	(i) enter into any new line of business or (ii) start to conduct a line of business of Viela and its subsidiaries in a geographic area where it is not conducted as of the date of the Merger Agreement;

•	adopt or implement any stockholder rights plan or similar arrangement;

•

except as set forth in the Merger Agreement, make any investment in marketable securities with existing cash or cash equivalents or with proceeds received upon the maturity, or sale, of existing investments in marketable securities;

•	except as otherwise permitted by the Merger Agreement, grant any rights with respect to any owned Viela intellectual property or divest any owned Viela intellectual property; or

•	authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Notwithstanding the foregoing, nothing contained in the Merger Agreement will give Parent or Purchaser, directly or indirectly, the right to control or direct the operations of Viela prior to the Offer Acceptance Time in violation of the HSR Act or other Antitrust Laws, or otherwise. The covenants of Parent, Purchaser and Viela in the Merger Agreement will not survive the Merger, except those covenants that by their terms survive the Effective Time.

No Solicitation

From the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time or the termination of the Merger Agreement, Viela will not (and will cause its subsidiaries not to) and will use reasonable best efforts to cause its and their officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives (“Representatives”) not to (and not to resolve or publicly propose to), directly or indirectly:

•

continue any solicitation, knowing encouragement, discussions, activities or negotiations with any persons that may be ongoing with respect to an Acquisition Proposal or any inquiries, proposals, offers or requests with respect to or that could reasonably be expected to lead to an Acquisition Proposal;

•

solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

•

engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of soliciting, knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

•	adopt, approve, recommend, submit to stockholders or declare advisable any Acquisition Proposal;

•

enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to or that could reasonably be expected to lead to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal (other than any customary confidentiality agreement that (i) contains provisions that are no less favorable to Viela than those contained in the Mutual Nondisclosure Agreement, dated as of July 15, 2020, by and between Ultimate Parent and Viela (the “Confidentiality Agreement”) and (ii) does not prohibit Viela from providing any information to Parent in accordance with the non-solicitation or Viela Adverse Change Recommendation provisions or otherwise prohibit Viela from complying with such obligations under the Merger Agreement (an “Acceptable Confidentiality Agreement”));

•

release or permit the release of any person from, or waive or permit the waiver of any provision of, or fail to enforce or cause to be enforced, any standstill or similar agreement to which Viela is a party, unless the Viela Board determines in good faith, after consultation with independent financial advisors and outside legal counsel, that the failure to do so is inconsistent with the fiduciary duties of the Viela Board to the holders of Shares under applicable law;

•

take any action or exempt any person (other than Parent and its subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable takeover laws or Viela’s organizational or other governing documents or grant a waiver under Section 203 of the DGCL; or

•	resolve, publicly propose or agree to do any of the foregoing.

“Acquisition Proposal” means any offer or proposal by any person (other than an offer or proposal by Parent or Purchaser), in each case, relating to any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving: (i) any acquisition or purchase from Viela by any person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than a 20% interest in the total outstanding securities (or instruments convertible into or exercisable or exchangeable for 20% or more of such securities) of Viela or any of its subsidiaries, including pursuant to a stock purchase, merger, consolidation, tender offer, share exchange or other transaction involving Viela or any of its subsidiaries; (ii) any tender offer (including self-tender) or exchange offer that if consummated would result in any person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning 20% or more of the total outstanding securities (or instruments convertible into or exercisable or exchangeable for 20% or more of such securities) of Viela or any of its subsidiaries; (iii) any merger, consolidation, business combination, share exchange, issuance of securities, acquisition of securities, reorganization, recapitalization or other similar transaction involving Viela, pursuant to which the stockholders of Viela immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity of such transaction or any parent entity thereof; (iv) any sale, lease, exchange, transfer, license or disposition (in each case, other than in the ordinary course of business) of more than 20% of the assets of Viela and its subsidiaries (taken as a whole) (measured by the fair market value thereof); or (v) any combination of the foregoing (any such transaction an “Acquisition Transaction”).

If at any time on or after the date of the Merger Agreement and prior to the Offer Acceptance Time, Viela or any of its Representatives receives an unsolicited bona fide written Acquisition Proposal from any person or group of persons, which Acquisition Proposal was made or renewed on or after the date of the Merger Agreement (and has not been withdrawn) and did not result from any material breach of the non-solicitation provision above or the Viela Adverse Change Recommendation provision below, (i) Viela and its Representatives may contact such person or group of persons solely to clarify the terms and conditions thereof and inform such person or group of persons of the terms of the non-solicitation provision and (ii) if the Viela Board determines in good faith, after consultation with independent financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below) and that failure to take actions described in clauses (x) or (y) below is inconsistent with the fiduciary duties of the Viela Board to the holders of Shares under applicable laws, then Viela and its Representatives may (x) furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement, information (including non-public information) with respect to Viela to the person or group of persons who has made such Acquisition Proposal and (y) engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Acquisition Proposal; provided, that Viela will promptly notify Parent that it is taking the actions described in clauses (x) or (y) and concurrently provide to Parent any non-public information concerning Viela that is provided to any person given such access described in clause (x), which was not previously provided to Parent or its Representatives. Viela will provide Parent with an accurate and complete copy of an Acceptable Confidentiality Agreement promptly (and in any event within 24 hours) following the execution thereof.

Following the date of the Merger Agreement, Viela is required to (i) promptly (and in any event within the shorter of one business day or 36 hours) notify Parent orally and in writing if any inquiries, proposals, offers or requests with respect to or that could reasonably be expected to lead to an Acquisition Proposal (including any request for non-public information related to Viela) are received by Viela or any of its Representatives, (ii) provide to Parent the identity of the person making or submitting any such inquiry, proposal, offer or request, a summary of the material oral terms and conditions of such inquiry, proposal, offer or request, and a copy of any written materials received from such person or such person’s Representatives or provided by Viela or its Representatives to such person or such person’s Representatives or the Principal Stockholders related thereto, (iii) keep Parent reasonably informed of any material developments, discussions or negotiations (including any amendments or proposed amendments to any material terms or conditions) regarding any such inquiry, proposal, offer, request or Acquisition Proposal on a prompt basis, including providing the related information in clause (ii) with respect thereto, and (iv) upon the request of Parent, promptly inform Parent of the status of such Acquisition Proposal. Viela agrees that it will not enter into any confidentiality agreement with any person subsequent to the date of the Merger Agreement which prohibits Viela from providing any information to Parent in accordance with the non-solicitation provision or otherwise prohibit Viela from complying with its obligations thereunder. Viela further agrees that it will not provide information to any person pursuant to any confidentiality agreement entered into prior to the date of the Merger Agreement unless such person agrees prior to receipt of such information to waive any provision that would prohibit Viela from providing any information to Parent in accordance with the non-solicitation provision or otherwise prohibit Viela from complying with its non-solicitation obligations.

Pursuant to the Merger Agreement, “Superior Proposal” means any bona fide written Acquisition Proposal involving an Acquisition Transaction that the Viela Board has determined in good faith (after consultation with its independent financial advisor and its outside legal counsel) (a) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal, the person making the proposal and other aspects of the Acquisition Proposal that the Viela Board deems relevant, and (b) if consummated, would result in a transaction that is more favorable from a financial point of view to the holders of Shares (in their capacity as such and after taking into account any adjustment to the terms and conditions of the Merger Agreement or the Offer proposed by Parent in response to such Acquisition Proposal in accordance with the above) than the transactions contemplated by the Merger Agreement; provided that for purposes of the definition of “Superior Proposal”, the references to 20% in the definition of Acquisition Transaction will be deemed to be references to 50%.

Company Board Recommendation

As described above, and subject to the provisions described below, the Viela Board, at a meeting duly called and held, has unanimously made the Viela Board Recommendation.

During the period between the date of the Merger Agreement and the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms, neither the Viela Board nor any committee thereof will:

•	withhold, withdraw or modify in a manner adverse to Parent or Purchaser, or publicly propose to withhold, withdraw or modify in a manner adverse to Parent or Purchaser, the Viela Board Recommendation;

•	approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal;

•

make any public recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Viela Board pursuant to Rule 14d-9(f) of the Exchange Act; or

•	fail to include the Viela Board Recommendation in the Schedule 14D-9.

Any action described in the foregoing bullet points is referred to as a “Viela Adverse Change Recommendation.”

The Merger Agreement further provides that neither the Viela Board nor any committee thereof will approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow Viela to execute or enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to or that could reasonably be expected to lead to any Acquisition Proposal or any contract with respect to any Acquisition Proposal, or requiring, or reasonably expected to cause, Viela to abandon, terminate, materially delay or fail to consummate, or that would otherwise be reasonably likely to materially impede, interfere with or be inconsistent with, the transactions contemplated by the Merger Agreement (other than an Acceptable Confidentiality Agreement).

However, notwithstanding anything to the contrary in the Merger Agreement, at any time prior to the Offer Acceptance Time, if Viela has received a bona fide written Acquisition Proposal (which did not arise out of a material breach of the non-solicitation provision described above) from any person that has not been withdrawn and, after consultation with outside legal counsel and independent financial advisors, the Viela Board determines that such Acquisition Proposal is a Superior Proposal, (x) the Viela Board may make a Viela Adverse Change Recommendation, or (y) Viela may terminate the Merger Agreement to enter into a Specified Agreement (as defined below) with respect to such Superior Proposal, in each case if and only if:

•

the Viela Board determines in good faith, after consultation with Viela’s outside legal counsel and independent financial advisors, that the failure to do so is inconsistent with the fiduciary duties of the Viela Board to the holders of Shares under applicable laws;

•

Viela gives Parent prior written notice of its intention to consider making a Viela Adverse Change Recommendation or terminate the Merger Agreement pursuant a Superior Proposal Termination at least four business days prior to making any such Viela Adverse Change Recommendation or termination (a “Determination Notice”) (which notice will not constitute a Viela Adverse Change Recommendation); and

•

(1) Viela provides to Parent all information contemplated to be provided in accordance with the Merger Agreement, (2) Viela gives Parent the four business days after the Determination Notice to propose revisions to the terms of the Merger Agreement or make other proposals so that such Acquisition Proposal would cease to constitute a Superior Proposal, and negotiates in good faith with Parent (to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any, (3) after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel and independent financial advisors, the Viela Board determines, in good faith, that such Acquisition Proposal is a Superior Proposal and that the failure to make the Viela Adverse Change Recommendation or terminate the Merger Agreement pursuant to a Superior Proposal Termination is inconsistent with the fiduciary duties of the Viela Board to the holders of Shares under applicable laws, and (4) if Viela intends to terminate the Merger Agreement to enter into a Specified Agreement, Viela complies with the terms of the Merger Agreement.

Issuance of any “stop, look and listen” communication by or on behalf of Viela pursuant to Rule 14d-9(f), in and of itself, will not be considered a Viela Adverse Change Recommendation and will not require the giving of a Determination Notice or compliance with the procedures set forth above. The above will also apply to any material amendment (which will include any change to the financial terms, including the form, amount and timing of payment of consideration) to any Acquisition Proposal and require a new Determination Notice, except that the references to four business days will be deemed to be three business days.

Other than in connection with an Acquisition Proposal, the Viela Board may make a Viela Adverse Change Recommendation in response to an Intervening Event (as defined below), if and only if:

•

the Viela Board determines in good faith, after consultation with Viela’s outside legal counsel and independent financial advisors, that the failure to do so is inconsistent with the fiduciary duties of the Viela Board to the holders of Shares under applicable laws;

•	Viela gives Parent a Determination Notice at least four business days prior to making any such Viela Adverse Change Recommendation; and

•

(1) Viela specifies the Intervening Event in reasonable detail, (2) Viela gives Parent the four business days after the Determination Notice to propose revisions to the terms of the Merger Agreement or make other proposals so that such Intervening Event would no longer necessitate a Viela Adverse Change Recommendation, and makes its Representatives reasonably available to negotiate in good faith with Parent (to the extent Parent desires to do so) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Viela Board determines, in good faith, that the failure to make the Viela Adverse Change Recommendation in response to such Intervening Event is inconsistent with the fiduciary duties of the Viela Board to the holders of the Shares under applicable laws.

The above will apply to any material change to the facts and circumstances relating to such Intervening Event and require a new Determination Notice, except that the references to four business days will be deemed to be three business days.

“Intervening Event” means any material event or development or material change of circumstances with respect to Viela and its subsidiaries (taken as a whole) that (i) was neither known to the Viela Board or any of Viela’s executive officers nor reasonably foreseeable by the Viela Board or any of Viela’s executive officers, in each case as of or prior to the date of the Merger Agreement and (ii) does not relate to (A) any Acquisition Proposal, (B) any events, changes or circumstances relating to Parent, Purchaser or any of their affiliates, (C) expiration or termination of waiting periods or the receipt of approvals, consents or clearances applicable to the Merger under the antitrust laws or (D) the mere fact Viela and its subsidiaries meet or exceed any internal or analysts’ published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of the Merger Agreement, or changes after the date of the Merger Agreement in the market price or trading volume of the Shares or the credit rating of Viela (it being understood that, with respect to clause (D), the facts or occurrences giving rise or contributing to such change or event may be taken into account when determining an Intervening Event).

Antitrust Filings

Under the terms of the Merger Agreement, each of the parties to the Merger Agreement will use their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable antitrust laws to consummate and make effective the transactions contemplated by the Merger Agreement as soon as reasonably practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals, and expirations or terminations of waiting periods, from governmental entities and the making of all necessary registrations and filings and the taking of all reasonable steps as may be necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any governmental entity in connection with any antitrust laws; (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties; and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement.

Each of the parties to the Merger Agreement will, and will cause their respective affiliates, if applicable, to promptly, but in no event later than ten business days after the date of the Merger Agreement, make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the transactions contemplated by the Merger Agreement. Each party will furnish to the other party or its outside counsel such necessary information and assistance as the other party may reasonably request in connection with the preparation of any necessary filings or submissions by it to any governmental entity.

Each party to the Merger Agreement will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with any inquiry by any governmental entity relating to the transactions contemplated by the Merger Agreement. Each party will give the other parties prompt notice of any pending or threatened request, inquiry, investigation, action or legal proceeding brought by a governmental entity, or brought by a third party before any governmental entity, in each case with respect to the transactions contemplated by the Merger Agreement under any antitrust laws (an “Antitrust Investigation”). In connection with any such Antitrust Investigation, and subject to applicable laws relating to the exchange of information and appropriate agreements to limit disclosure to outside counsel and consultants retained by such counsel and preserve the attorney-client or other legal privileges, each party to the Merger Agreement will use its commercially reasonable efforts to (i) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (ii) promptly inform the other parties of any communication to or from the U.S. Federal Trade Commission (“FTC”), U.S. Department of Justice (“DOJ”) or any other governmental entity in connection with any such request, inquiry, investigation, action or legal proceeding (and if in writing, furnish the other party with a copy of such communication), (iii) to the extent reasonably practicable, consult in advance and cooperate with the other parties and consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted to any governmental entity, and (iv) except as may be prohibited by any governmental entity or by any law, provide advance notice of and permit authorized representatives of the other party to be present at each material meeting or conference with any governmental entity and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any governmental entity. Parent may withdraw and refile its filing under the HSR Act if, in its good faith judgment, it determines (after consultation with Viela and taking Viela’s views into account), that the taking of such action would be consistent with, and would not undermine, the parties’ efforts to expeditiously consummate the transactions contemplated by the Merger Agreement.

The parties will defend through litigation on the merits any claim asserted in court by any person, including any governmental entity, under antitrust laws in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that could restrain, delay or prevent the closing by the End Date; provided that such litigation in no way limits the obligation of Purchaser and Parent to use their reasonable best efforts to make effective the transactions contemplated by the Merger Agreement as soon as reasonably practicable. Viela will not commit to or agree with any governmental entity to stay, toll or extend, directly or indirectly, any applicable waiting period under the HSR Act, or pull and refile under the HSR Act, without Parent’s prior review and approval.

Parent agrees that it will not, and will not permit any of its affiliates to, directly or indirectly, acquire or agree to acquire any assets, business or any person, whether by merger, consolidation, purchasing a substantial portion of the assets of or equity in any person or by any other manner or engage in any other transaction, if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation or purchase or other transaction would reasonably be expected to make it materially more difficult or to materially increase the time required to obtain the expiration or termination of any applicable waiting period pursuant to the HSR Act.

Indemnification and Insurance

The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation by Viela existing in favor of the directors or officers of Viela or its subsidiaries as of the date of the Merger Agreement, or the directors or officers of Viela or its subsidiaries in the past (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the certificate of incorporation and bylaws (or applicable governing documents) of Viela and its subsidiaries (as in effect as of the date of the Merger Agreement) and as provided in the indemnification agreements between Viela and said Indemnified Persons, will survive the Merger and will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Persons, except as required by applicable law, and Surviving Corporation will (and Ultimate Parent will cause the Surviving Corporation to) observe, honor and fulfill such rights to the fullest extent available under Delaware law for a period of six years from the Effective Time, and any claim made pursuant to such rights within such six-year period will continue to be subject to the terms of the Merger Agreement and the rights provided therein until disposition of such claim.

From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, maintain, in effect, the existing policy of directors’ and officers’ liability insurance maintained by Viela and its subsidiaries as of the date of the Merger Agreement (the “Existing D&O Policy”), to the extent that directors’ and officers’ liability insurance coverage is commercially available; provided, that: (i) the Surviving Corporation may substitute for the Existing D&O Policy a policy or policies of comparable coverage, including a “tail” or “runoff” insurance policy, (ii) Parent or the Surviving Corporation will not be required to pay annual premiums for the Existing D&O Policy (or for any substitute or “tail” policies) in excess of an amount equal to 250% of the most recently paid annual premium for the Existing D&O Policy (the “Maximum Premium”) and (iii) if requested by Parent, Viela will issue a broker of record letter acceptable to Parent permitting Parent’s insurance broker to negotiate and place such “tail” or “runoff” insurance of comparable coverage, and Parent will have the right to negotiate such coverage and Viela will reasonably cooperate with such negotiations. In the event any future annual premiums for the Existing D&O Policy (or any substitute policies) exceed the Maximum Premium, the Surviving Corporation will be entitled to reduce the amount of coverage of the Existing D&O Policy (or any substitute or “tail” policies) to the amount of coverage that can be obtained for a premium equal to the Maximum Premium.

Company Equity Awards

Prior to the Offer Acceptance Time, Viela will take all actions (including obtaining any necessary determinations and/or resolutions of the Viela Board or a committee thereof) that may be necessary (under the Viela Equity Plans and award agreements pursuant to which any award of compensation (including deferred compensation) that is required under the terms of such existing award to be or may be paid or settled in Shares (including, for the avoidance of doubt, all Viela Options) (“Viela Equity Awards”) are outstanding or otherwise) to (i) cause the treatment (as applicable) of each unexercised Viela Option then outstanding as set forth in the Merger Agreement, and (ii) cause, as of the Effective Time, each unexpired and unexercised Viela Option then outstanding as of immediately prior to the Effective Time to be cancelled, terminated, extinguished, subject, if applicable, to payment or assumption and conversion by Parent, in either case, pursuant to the Merger Agreement.

In lieu of Viela granting any Viela Equity Awards for Fiscal Year 2021 to its employees in accordance with its compensation practices under the terms of the Viela Equity Plans, no later than 30 days following the closing, the Ultimate Parent will grant to each employee identified by Viela on the Viela Disclosure Letter and who remains a Continuing Employee through the applicable grant date, an equity award under the assumed Viela Bio Amended and Restated 2018 Equity Incentive Plan and/or any Ultimate Parent equity incentive plan, as determined by Ultimate Parent in its discretion, with a grant date fair value for financial accounting purposes that is not less than the value set forth opposite each employee’s name on the Viela Disclosure Letter.

Employee Matters

The Merger Agreement provides that following the closing date and for a period of 12 months thereafter, Parent will maintain, or will cause the Surviving Corporation to maintain, for employees of Viela who continue in the employ of Parent, the Surviving Corporation or any of their respective subsidiaries following the closing date (“Continuing Employees”), (i) no less than the same base salary or hourly wage and annual target cash bonus percentage as applicable to the Continuing Employees as of immediately prior to the closing (provided that the bonus will be governed by the plan generally applicable to employees of U.S. subsidiaries of Parent) and (ii) other employee benefits which are no less favorable in the aggregate to either of the following (to be determined in Parent’s sole discretion): (A) those provided to the Continuing Employees immediately prior to closing and (B) those provided to similarly situated employees of U.S. subsidiaries of Parent, in either case, excluding any defined benefit pension benefits, retiree medical benefits and equity-based compensation. The Merger Agreement will not be construed (1) as a guarantee of continued employment of any Continuing Employee and (2) to prohibit Parent or any of its subsidiaries from having the right to terminate the employment of any Continuing Employee, provided that any such termination is effected in accordance with applicable law.

From and after the closing, Parent will use commercially reasonable efforts to provide, or to cause its subsidiaries to provide, each Continuing Employee full credit for such Continuing Employee’s service with Viela, to the same extent recognized by Viela, for purposes of eligibility to participate under any employee benefit plans and arrangements (with the exception of any applicable pension plan and post-retirement health and life insurance) that are provided, sponsored, maintained or contributed to by Parent’s U.S. subsidiaries, except to the extent such credit would result in the duplication of benefits for the same period of service.

Parent will make commercially reasonable efforts to (i) waive for each Continuing Employee, and his or her dependents, any waiting period provision, payment requirement to avoid a waiting period, pre-existing condition limitation, actively-at-work requirement or any other restriction that would prevent immediate or full participation under the health and welfare plans of Parent’s U.S. subsidiaries applicable to such Continuing Employee to the extent such waiting period, payment requirement, pre-existing condition limitation, actively at work requirement or other restriction would not have been applicable to such Continuing Employee under the terms of the welfare plans of Viela, (ii) waive any and all evidence of insurability requirements (including pre-existing condition limitations, exclusions, waiting periods and actively-at-work requirements) with respect to such Continuing Employees to the extent such evidence of insurability requirements were not applicable to the

Continuing Employees under the employee benefit plans immediately prior to the closing and (iii) give full credit under the welfare plans of Parent and its subsidiaries applicable to each Continuing Employee and his or her dependents for all co-payments and deductibles satisfied prior to the closing in the same plan year as the closing and for any lifetime maximums, as if there had been a single continuous employer.

The Viela Bio, Inc. Executive Severance Plan adopted by Viela as of August 9, 2019 and the Viela Bio, Inc. Non-Executive Severance Plan adopted by Viela as of August 9, 2019 (the “Viela Severance Plans”) will remain in full force and effect in accordance with their terms and may not be amended, modified or terminated through and including the second anniversary of the closing date.

Appointment of the Plan Administrator of the Severance Plans

At least five business days before the Effective Time, Viela will take all necessary actions to appoint a committee composed of three individuals, two of whom are designated by Ultimate Parent and one of whom is designated by the Compensation Committee of the Viela Board, as the “Plan Administrator” for each of the Viela Severance Plans following the Effective Time, with such appointments automatically effective as of the Effective Time.

Financing Efforts

Purchaser and Parent will, and will cause Borrower (as defined in the Debt Commitment Letter) to, use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange, consummate and obtain the proceeds of the debt financing described in Section 9 – “Source and Amounts of Funds” on the terms and conditions not less favorable than those set forth in the Debt Commitment Letter on or prior to the closing date, including but not limited to, reasonable best efforts to (i) maintain in effect the Debt Commitment Letter, (ii) satisfy on a timely basis all conditions to the debt financing that are within Parent’s, Purchaser’s and Borrower’s control, (iii) negotiate and enter into definitive agreements with respect to the debt financing, and (iv) in the event that the Offer Conditions and the conditions to the Merger set forth in the Merger Agreement have been satisfied or, upon funding, would be satisfied or waived (to the extent permissible), draw an amount of the debt financing which, together with the cash on hand of Parent and Purchaser and the net proceeds of any offering of debt securities, is sufficient to enable Parent and Purchaser to fund the cash payments required to consummate the transactions contemplated by the Merger Agreement.

If any portion of the debt financing becomes unavailable on the terms and conditions or within the timing contemplated in the Debt Commitment Letter, or the Debt Commitment Letter is terminated or modified for any reason (but without waiving any responsibility or liability for breach by Parent or Purchaser of their respective obligations under the Merger Agreement), then Parent and Purchaser will use their reasonable best efforts to arrange to obtain alternative debt financing commitments from alternative lenders in an amount, when taken together with the cash on hand of Parent and Purchaser and the net proceeds of any offering of debt securities, sufficient to consummate the transactions contemplated by the Merger Agreement.

From the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms, Viela will, and will use its reasonable best efforts to cause its Representatives to, upon reasonable notice, provide Parent with all customary and necessary cooperation, as may be reasonably requested by Parent in connection with obtaining the debt financing.

Termination of Viela 401(k) Plan

Unless otherwise directed by Parent in writing at least five (5) Business Days before the Effective Time, Viela will take all necessary actions to terminate its 401(k) plan, with such termination effective as of no later than the date immediately preceding the closing date. Viela will provide Parent with a copy of any resolutions or other corporate action (the form and substance of which will be subject to review and approval by Parent)

evidencing that Viela’s 401(k) plan will be terminated effective as of no later than the date immediately preceding the closing date, contingent upon the Effective Time, and will adopt any necessary amendments to Viela’s 401(k) plan to effect such termination. Prior to and conditioned upon termination of Viela’s 401(k) plan, Viela will take any action necessary to fully vest any and all unvested amounts of the accounts of all participants in Viela’s 401(k) plan that are impacted by such termination.

Access and Information

During the period from date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement according to its terms, upon reasonable advance written notice to Viela, subject to the terms and limitations hereof, Viela will, and will cause its subsidiaries and the respective Representatives of Viela and its subsidiaries to provide Parent and Parent’s Representatives (including the financing sources or prospective financing sources and their respective Representatives) with reasonable access during normal business hours of Viela to Viela and its subsidiaries’ Representatives, personnel, properties and assets and to all existing books, records, contract, tax returns, employee benefit plans, files related to intellectual property rights, work papers and other documents and information relating to Viela and its subsidiaries to the extent reasonably requested by Parent and its Representatives.

Other Covenants

The Merger Agreement contains other customary covenants, including covenants relating to FIRPTA documentation, disclosure, consents and approvals, securityholder litigation, additional agreements, matters with respect to Section 16 of the Exchange Act and the rules and regulations thereunder, Rule 14d-10(d)(2) under the Exchange Act, confidentiality, stock exchange delisting and deregistration, resignation of the officers and directors of Viela and its subsidiaries, Purchaser’s stockholder consent and eliminating the effect of any take over law.

Conditions to the Offer

See Section 15 — “Conditions of the Offer.”

Conditions to the Merger

The obligations of Parent, Purchaser and Viela to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

•

There having not been issued by any governmental entity and remaining in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor there being any law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any governmental entity which directly or indirectly prohibits, or makes illegal the consummation of the Merger. No party will be permitted to invoke this condition to prevent the Merger unless it has taken all actions required under the Merger Agreement to have any such order lifted.

•

Purchaser (or Parent on Purchaser’s behalf) having accepted for payment or having caused to be accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

Termination

The Merger Agreement may be terminated prior to the Effective Time:

•	by mutual written consent of Parent and Viela at any time prior to the Offer Acceptance Time.

•	By either Parent or Viela, if:

•

the Offer (as may be extended in accordance with the Merger Agreement) expires as a result of the non-satisfaction of one or more Offer Conditions, without Purchaser accepting for payment any Shares tendered pursuant to the Offer; provided, however, that a party will not be permitted to terminate the Merger Agreement for this reason if the failure of the acceptance for payment of Shares or non-satisfaction of any such Offer Condition is attributable to a failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by it at or prior to the Offer Acceptance Time and such party has not cured such failure within ten days after having received notice thereof from the other party (an “Offer Failure Termination”);

•

a court of competent jurisdiction or other governmental entity issues an order, decree or ruling, or takes any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, decree, ruling or other action is final and nonappealable; provided, however, that a party will not be permitted to terminate the Merger Agreement for this reason if the issuance of such final and nonappealable order, decree, ruling or other action is attributable to a failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by it at or prior to the Effective Time; or

•

the Offer Acceptance Time has not occurred on or prior to the close of business on July 30, 2021 (such date, the “End Date”); provided, however, that a party will not be permitted to terminate the Merger Agreement for this reason if the failure of the Offer Acceptance Time to occur prior to the End Date is attributable to the failure on the part of such party to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by it (an “End Date Termination”).

•	By Parent at any time prior to the Offer Acceptance Time, if:

•	whether or not permitted to do so (in each case, a “Recommendation Failure Termination”):

•	the Viela Board fails to include the Viela Board Recommendation in the Schedule 14D-9 when mailed, or effects a Viela Adverse Change Recommendation;

•

the Viela Board fails to publicly reaffirm its recommendation of the Merger Agreement within ten business days after Parent so requests in writing, or, if earlier, two business days prior to the Expiration Date, provided, that Parent may only make such a request once every 30 days unless an Acquisition Proposal has been publicly disclosed;

•

in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (other than by Parent and its affiliates), the Viela Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten business days of the commencement of such tender offer or exchange offer, or, if earlier, two business days prior to the Expiration Date; or

•	Viela knowingly and intentionally breaches any of its non-solicitation or Viela Adverse Change Recommendation obligations in any material respect; or

•

a breach of any representation or warranty contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Viela occurs such that the condition set forth in clauses “(2)”, “(3)” or “(4)” of Section 15 — “Conditions of the Offer” would not be satisfied and cannot be cured by Viela by the End Date, or if capable of being cured, have not been cured within 30 days of the date Parent gives Viela notice of such breach or failure to perform or, if earlier, the End Date; provided, however, that Parent will not have the right to terminate the Merger Agreement for this reason if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation hereunder (a “Viela Breach Termination”).

•	By Viela:

•

at any time prior to the Offer Acceptance Time if a breach in any material respects of any representation or warranty contained in the Merger Agreement or failure to perform in any material respects any covenant or obligation in the Merger Agreement on the part of Parent or Purchaser has occurred, in each case if such breach or failure has had or would reasonably be expected to prevent Parent or Purchaser from consummating the transactions contemplated by the Merger Agreement and such breach or failure cannot be satisfied and cannot be cured by Parent or Purchaser, as applicable, by the End Date, or if capable of being cured, has not been cured within 30 days of the date Viela gives Parent notice of such breach or failure to perform, or, if earlier, the End Date; provided, however, that Viela will not have the right to terminate the Merger Agreement for this reason if Viela is then in material breach of any representation, warranty, covenant or obligation hereunder;

•

if Purchaser fails to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in the Merger Agreement or if within four business days following the Expiration Date, Purchaser fails to accept and pay for all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as may be extended) and as of the Expiration Date all of the Offer Conditions have been satisfied or waived; provided, however, that Viela will not be permitted to terminate the Merger Agreement for this reason if a breach by Viela of any covenant or obligation under the Merger Agreement is the proximate cause of Purchaser’s failure to commence the Offer within the specified period or consummate the Offer, in each case in accordance with the terms of the Merger Agreement; or

•

at any time prior to the Offer Acceptance Time in order to accept a Superior Proposal and, substantially concurrent with such termination, to enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Proposal (a “Specified Agreement”), provided, that Viela has complied in all material respects with the non-solicitation and Viela Adverse Change Recommendation requirements with respect to such Superior Proposal and pays the Viela Termination Fee as provided below (a “Superior Proposal Termination”).

Effect of Termination

In the event of the termination of the Merger Agreement, the Merger Agreement will be of no further force or effect and there will be no liability on the part of Parent, Purchaser or Viela or their respective Representatives, stockholders and affiliates following any such termination, except certain provisions of the Merger Agreement and the Confidentiality Agreement will survive the termination of the Merger Agreement and remain in full force and effect, and, subject to the Viela Termination Fee described below, the termination of the Merger Agreement will not relieve any party from any liability for common law fraud or willful breach.

Termination Fee

A termination fee of $107,000,000 (the “Viela Termination Fee”) will be payable by Viela to Parent in the event that:

•

the Merger Agreement is terminated by Viela pursuant to a Superior Proposal Termination, in which case the Viela Termination Fee will be payable concurrently with the termination of the Merger Agreement and execution of a Specified Agreement (or if the Specified Agreement is executed on a day that is not a business day, the next business day);

•

the Merger Agreement is terminated by Parent pursuant to a Recommendation Failure Termination, in which case the Viela Termination Fee will be payable within two business days after the termination of the Merger Agreement; or

•

(x) the Merger Agreement is terminated pursuant to an Offer Failure Termination, an End Date Termination or a Viela Breach Termination, (y) any person publicly discloses an Acquisition Proposal or otherwise communicates an Acquisition Proposal to the Viela Board after the date of the Merger Agreement and prior to such termination (unless withdrawn at least two business days prior to such termination) and (z) within 12 months of such termination Viela (A) enters into a definitive agreement with respect to any Acquisition Proposal and such Acquisition Proposal is subsequently consummated or (B) consummates any Acquisition Proposal (provided, that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%”), in which case the Viela Termination Fee will be payable concurrently with the consummation of the applicable Acquisition Proposal referred to in subclause (z).

In no event will Viela be required to pay the Viela Termination Fee on more than one occasion.

In the event that Parent or its designee receives full payment pursuant to the Viela Termination Fee, the receipt of the Viela Termination Fee will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective affiliates or any other person in connection with the Merger Agreement (and the termination hereof), the transactions contemplated by the Merger Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser, any of their respective affiliates or any other person will be entitled to bring or maintain any claim, action or proceeding against Viela or any of its affiliates arising out of or in connection with the Merger Agreement, any of the transactions contemplated by the Merger Agreement or any matters forming the basis for such termination; provided, however, that nothing will limit the rights of Parent or Purchaser to specific performance, described above, or the effect of termination, described above.

Specific Performance

The parties to the Merger Agreement have agreed that irreparable damage for which monetary damages (even if available) would not be an adequate remedy will occur in the event that the parties do not perform their obligations in accordance with the specified terms of the Merger Agreement or otherwise breach such provisions. The parties acknowledge and agree that (i) each party will be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of the Merger Agreement and to specifically enforce its terms and provisions in the courts described in the Merger Agreement without proof of damages or otherwise, in addition to any other remedy to which the parties are entitled under the Merger Agreement, (ii) the Viela Termination Fee provisions (A) are not intended to and do not adequately compensate for the harm that would result from a breach of the Merger Agreement and (B) will not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (iii) the right of specific performance is an integral part of the transactions contemplated by the Merger Agreement and without that right, neither Viela nor Parent would have entered into the Merger Agreement. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. Additionally, the parties acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of, and to specifically enforce the terms and provisions of, the Merger Agreement will not be required to provide any bond or other security in connection with any such order or injunction.

Fees and Expenses

Except as provided in this Section 11 — “The Transaction Documents — The Merger Agreement —Termination Fee,” certain expenses related to financing cooperation and certain financial statements of Viela incurred in connection with the Merger Agreement, which will be paid by Ultimate Parent or Parent, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer and the Merger) will be paid by the party or parties, as applicable, incurring such expenses whether or not the Offer and the Merger are consummated.

Governing Law

The Merger Agreement is governed by Delaware law.

Tender Agreements

The following summary description of the Tender Agreements is qualified in its entirety by reference to the Tender Agreement themselves, a form of which is filed as Exhibit (d)(2) to the Schedule TO, which you may examine and copy as set forth in Section 8 — “Certain Information Concerning Ultimate Parent, Purchaser and Parent” above.

Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into a Tender Agreement with each of the Principal Stockholders. As February 9, 2021, the Principal Stockholders owned an aggregate of approximately 54% of the outstanding Shares (provided that the Shares subject to the Tender Agreements will be reduced to 45% of the outstanding Shares in the event of a change in the Viela Board Recommendation in accordance with the Merger Agreement).

Pursuant to the Tender Agreements, each Principal Stockholder agreed to tender all of its Shares as of the date of the Tender Agreement and any additional Shares it acquires prior to the Tender Agreement Expiration Date (as defined below) into the Offer no later than the tenth business day following the commencement of the Offer. If such Principal Stockholder acquires Shares after the date of the Tender Agreement prior to the Tender Agreement Expiration Date, the Principal Stockholder is required to tender such Shares on or before the earlier of (i) five business days after such acquisition and (ii) one business day prior to the Tender Agreement Expiration Date. Until the Tender Agreement Expiration Date, once any Principal Stockholder has tendered its Shares in accordance with the Tender Agreement, such Principal Stockholder will not withdraw its Shares from the Offer at any time.

The Tender Agreement further provides that from the date of the Tender Agreement until the Tender Agreement Expiration Date, each Principal Stockholder will not cause or permit any transfer of any of its Shares, other than in connection with certain limited exceptions, and will not tender, agree to tender or permit to be tendered any of its Shares in response to, or otherwise in connection with, any tender or exchange offer other than the Offer. The Tender Agreement also provides that from the date of their execution until they expire, each Principal Stockholder will (i) not deposit or otherwise transfer any of its Shares into a voting trust, (ii) not grant any proxy, power of attorney, consent right or other authorization, or enter into any voting agreement or similar agreement with respect to any of the Shares held by such Principal Stockholder, other than as set forth in the Tender Agreement and (iii) ensure that no action is taken or permitted that would in any way restrict, limit or interfere with the performance of such Principal Stockholder’s obligations under the Tender Agreement or otherwise make any representation or warranty of the Principal Stockholder in the Tender Agreement untrue or incorrect in any material respect.

Under the terms of the Tender Agreement, each Principal Stockholder irrevocably and unconditionally waived, and agreed not to exercise or assert, on its own behalf or on behalf of any other holder of Shares, any rights of appraisal, any dissenters’ rights or any similar rights relating to the Merger that such Principal Stockholder may have by virtue of, or with respect to, any Shares owned by such Principal Stockholder.

The Tender Agreement will terminate and have no further force or effect on the earlier of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the entry, without the prior written consent of the Principal Stockholder into any amendment or modification to the Merger Agreement or any waiver of any of Viela’s rights under the Merger Agreement, in each case, that results in a decrease in, or a change in the form of, the Offer Price, (iv) the termination or withdrawal of the Offer by Parent or Purchaser or (v) the expiration of the Offer without Purchaser having accepted for payment the Shares tendered in the Offer (the “Tender Agreement Expiration Date”).

Confidentiality Agreement

The following summary description of the Confidentiality Agreement is qualified in its entirety by reference to such Confidentiality Agreement, which has been filed as Exhibit (d)(3) to the Schedule TO, which may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Ultimate Parent, Purchaser and Parent” above.

On July 15, 2020, Ultimate Parent and Viela entered into the Confidentiality Agreement pursuant to which, among other things, Ultimate Parent and Viela agreed, subject to certain exceptions, to keep confidential certain non-public information relating to Ultimate Parent and Viela in connection with a possible transaction involving Ultimate Parent and Viela.

Standstill Agreement

The following summary description of the Standstill Agreement (as defined below) is qualified in its entirety by reference to such Standstill Agreement, which has been filed as Exhibit (d)(4) to the Schedule TO, which may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Ultimate Parent, Purchaser and Parent” above.

On November 20, 2020, Ultimate Parent and Viela entered into a Letter Agreement (the “Standstill Agreement”) pursuant to which, among other things, Ultimate Parent agreed to a one-year standstill provision that terminates in the event that (i) any third party unaffiliated with Viela initiates a tender or exchange offer for more than 50% of the outstanding equity securities of Viela that the Viela Board recommends, or fails to recommend against within ten business days after the commencement thereof, or (ii) Viela enters into a definitive agreement with a third party to effectuate certain transactions.

Consulting Agreement

Following the execution of the Merger Agreement, Parent offered Dr. Yao a consulting agreement, the effectiveness of which is conditioned on the consummation of the Merger. If the Merger is consummated, the proposed consulting agreement provides for a 12 month term commencing on the Effective Time and continuing through the first anniversary of the Effective Time, subject to earlier termination for convenience or breach. As proposed, during the term of the agreement, Dr. Yao will support Parent’s research and development programs and the integration of Viela into Parent. In exchange, as proposed, Parent will pay Dr. Yao a monthly consulting fee of $50,000 and will reimburse him for travel expenses he incurs in connection with providing his services. Dr. Yao is expected to terminate employment due to his resignation for “Good Reason” at the Effective Time, and will be entitled to certain payments as described in the Schedule 14D-9 to be filed with the SEC by Viela.

12. Purpose of the Offer and Plans for Viela

Purpose of the Offer

We are making the Offer pursuant to the Merger Agreement in order to acquire control of, and ultimately following the Merger, the entire equity interest in, Viela while allowing Viela’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares pursuant to the Offer. If the Offer is consummated, Viela, Parent and Purchaser intend to complete the Merger as promptly as practicable (in any event no later than the third business day) thereafter, without a meeting of the stockholders of Viela in accordance with Section 251(h) of the DGCL, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement.

Holders of Shares who tender their Shares pursuant to the Offer will cease to have any equity interest in Viela and will no longer participate in the future growth of Viela. If the Merger is consummated, the current holders of Shares will no longer have an equity interest in Viela and instead will only have the right to receive an amount in cash equal to the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with Delaware law.

Plans for Viela

After the completion of the Offer and the Merger, Viela will be a wholly owned subsidiary of Parent and Ultimate Parent. From and after the consummation of the Merger, the directors and officers of Purchaser as of immediately prior to the Effective Time will be the directors and officers of Viela as of immediately after the Effective Time.

Except as otherwise disclosed in this Offer to Purchase, we do not have any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets, involving Viela or any of its subsidiaries, any material changes in Viela’s present dividend policy, indebtedness, capitalization or corporate structure. We will continue to evaluate and review Viela and its business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel with a view towards determining how to optimally realize any potential benefits which arise from the relationship of the operations of Viela with those of other business units of Parent. Such evaluation and review is ongoing and is not expected to be completed until after the consummation of the Offer and the Merger. We intend to work with Viela’s management as part of a comprehensive review of Viela’s business, operations, capitalization, management and personnel with a view to optimizing development of Viela’s potential.

13. Certain Other Effects

Because the Merger will be governed by and effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Purchaser, Parent and Viela will consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Possible Effects of the Offer on the Market for the Shares

If the Offer is consummated but the Merger does not take place, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than those properly and validly exercising their statutory rights of appraisal in compliance in all respects with Section 262 of the DGCL) will receive the same amount per Share as they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier.

Nasdaq Listing

The Shares are currently listed on Nasdaq. Immediately following the consummation of the Merger, the Shares will no longer meet the requirements for continued listing on Nasdaq, and we intend and Parent will cause the Surviving Corporation to delist the Shares from Nasdaq as promptly as practicable after the Effective Time and in any event no more than ten days after the closing date.

Registration under the Exchange Act

The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of Viela to the SEC if the Shares are not listed on a national securities exchange and are not held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of Viela subject to registration, would substantially reduce the information required to be furnished by Viela to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to Viela. Furthermore, “affiliates” of Viela and persons holding “restricted securities” of Viela may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or reporting on Nasdaq. If the purchase of the Shares pursuant to the Offer results in the Shares becoming eligible for deregistration under the Exchange Act, it would be our intention to cause Viela to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

If registration of the Shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on Nasdaq will be terminated as promptly as practicable after the Effective Time, and in any event no more than ten days after the closing date.

Margin Regulations

The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other matters, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

14. Dividends and Distributions.

As discussed in Section 11 — “The Transaction Documents — The Merger Agreement — Operating Covenants,” the Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, Viela, without the prior consent of Parent will not declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of its capital stock.

15. Conditions of the Offer

The following sets forth the conditions of the Offer set forth in the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO and any other filings that we make with the SEC with respect to the Offer or the Merger may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Ultimate Parent, Purchaser and Parent.” Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms not otherwise defined in this Section 15 will have the meanings ascribed to them in the Merger Agreement.

The conditions to the Offer have been included in this Offer to Purchase to provide you with information regarding the terms of the Offer and is not intended to modify or supplement any factual disclosures about Viela,

Purchaser or Parent (or any of their respective subsidiaries or affiliates) in public reports filed with the SEC. In particular, the Merger Agreement and this list of conditions to the Offer are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Viela, Purchaser or Parent (or any of their respective subsidiaries or affiliates).

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer, subject to the rights and obligations of Purchaser to extend and/or amend the Offer in accordance with the terms and conditions of the Merger Agreement, is subject to the satisfaction of the conditions set forth in clauses (1) through (8) below. Accordingly, notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, Purchaser will not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any validly tendered (and not validly withdrawn) Shares, and, to the extent permitted by the Merger Agreement, may (x) terminate the Offer: (i) upon termination of the Merger Agreement and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to the Merger Agreement) or (y) amend the Offer as otherwise permitted by the Merger Agreement, if (in the case of (x) or (y)): (A) the Minimum Condition is not satisfied as of one minute following 11:59 p.m. Eastern time on the Expiration Date of the Offer or (B) any of the additional conditions set forth in clauses (2) through (8) below shall not be satisfied or waived in writing by Parent as of one minute following 11:59 p.m. Eastern Time on the Expiration Date of the Offer:

(1) (a) there having been validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its subsidiaries, represent one more Share than 50% of the total number of (y) Shares outstanding at the time of the expiration of the Offer plus (z) the aggregate number of Shares issuable to holders of Viela Options from which Viela has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Viela Options);

(2) (a) the representations and warranties of Viela relating to capital stock having been accurate in all respects as of the date of the Merger Agreement and being accurate in all respects at and as of the date of the closing of the Merger, as if made on and as of such closing date, except (other than a result of a willful breach by Viela) de minimis inaccuracies (it being understood that, for purposes of determining the accuracy of such representations and warranties, (1) any update of or modification to the Viela Disclosure Letter made or purported to have been made after the date of the Merger Agreement will be disregarded and (2) the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this clause (a)) only as of such date);

(b) the representations and warranties of Viela relating to organization, standing and power, authority, takeover statutes, brokers, no vote required, and opinion of financial advisor having been accurate in all material respects as of the date of the Merger Agreement, and being accurate in all material respects at and as of the Offer Acceptance Time as if made on and as of such closing date (it being understood that, for purposes of determining the accuracy of such representations and warranties, (1) all “Viela Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties will be disregarded, (2) any update of or modification to the Viela Disclosure Letter made or purported to have been made after date of the Merger Agreement will be disregarded and (3) the accuracy of those representations or warranties that address matters only as of a specific date will be measured (subject to the applicable materiality standard as set forth in this clause (b)) only as of such date);

(c) the representations and warranties of Viela relating to absence of certain changes or events having been accurate in all respects as of the date of the Merger Agreement and being accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that any update of or modification to the Viela Disclosure Letter made or purported to have been made after the date of the Merger Agreement will be disregarded); and

(d) the representations and warranties of Viela set forth in the Merger Agreement (other than those referred to in clauses “(a)”, “(b)” or “(c)” above) having been accurate in all respects as of the date of the Merger Agreement, and being accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively), do not constitute, and would not reasonably be expected to have, a Viela Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (1) all “Viela Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties will be disregarded, (2) any update of or modification to the Viela Disclosure Letter made or purported to have been made after the date of the Merger Agreement will be disregarded and (3) the accuracy of those representations or warranties that address matters only as of a specific date will be measured only as of such date);

(3) Viela having complied with or performed in all material respects all of the covenants and agreements that Viela is required to comply with or perform at or prior to the Offer Acceptance Time;

(4) since the date of the Merger Agreement, there having not been any Viela Material Adverse Effect;

(5) any consent, approval or clearance with respect to, or termination or expiration of any applicable waiting period (and any extensions thereof) imposed under the HSR Act, having been obtained, having been received or having terminated or expired, as the case may be;

(6) Parent and Purchaser having received a certificate executed on behalf of Viela by Viela’s Chief Executive Officer and Chief Financial Officer, acting in such capacity, and not in his or her capacity as an individual, confirming that the conditions set forth in clauses (2), (3) and (4) above have been duly satisfied;

(7) there having not been issued by any governmental entity (and remaining in effect) any temporary restraining order, judgement, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer nor any action having been taken by any governmental entity, or any law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental entity which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Offer or the Merger; and

(8) the Merger Agreement having not been terminated in accordance with its terms.

The foregoing conditions will be in addition to (and not in limitation of) the rights and obligations of Purchaser to extend the Offer pursuant to the terms and conditions of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser and (except for the condition set forth in clause (1) above) may be waived by Parent or Purchaser in whole or in part at any time and from time to time, in each case prior to the Expiration Date, in the sole discretion of Parent or Purchaser, subject in each case to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. Any Shares subject to notices of guaranteed delivery will be deemed not to be validly tendered for purposes of satisfying the Minimum Condition unless and until the Shares are “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL). The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and, each such right will be deemed an ongoing right which may be asserted at any time and from time to time. In addition, each of the foregoing conditions is independent of any of the other foregoing conditions; the exclusion of any event from a particular condition does not mean that such event may not be included in another condition.

Purchaser and Parent expressly reserve the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided, however, that without the prior written consent of Viela, Purchaser may not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the

Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions in a manner that adversely affects any holder of Shares, in its capacity as such, (F) change or waive the Minimum Condition, (G) extend or otherwise change the Expiration Date of the Offer (except to the extent permitted or required pursuant to the Merger Agreement) or (H) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act. The Offer may not be terminated prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer without the prior written consent of Viela, unless the Merger Agreement is terminated in accordance with its terms.

16. Certain Legal Matters; Regulatory Approvals

General

Except as described in this Section 16, based on a review of publicly available filings made by Viela with the SEC and other publicly available information concerning Viela and information supplied by Viela, we are not aware of any governmental license or regulatory permit that appears to be material to the business of Viela and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of the Shares (and the indirect acquisition of the stock of Viela’s subsidiaries) as contemplated in the Merger Agreement or of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of the Shares by us as contemplated in the Merger Agreement. Should any such approval or other action be required, we and Parent currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. If certain types of adverse actions are taken with respect to the matters discussed below, we could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Shares tendered. See Section 15 — “Conditions of the Offer” of this Offer to Purchase for a description of certain conditions to the Offer.

Antitrust Compliance

Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain acquisition transactions may not be consummated unless certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days, but this period may be (i) shortened if the reviewing agency grants “early termination” of the waiting period (provided, however, that the FTC and the Antitrust Division announced on February 4, 2021 that early termination grants have been temporarily suspended and are now unavailable for an indefinite period of time), (ii) restarted if the acquiring person voluntarily withdraws and refiles to allow a second 15-day waiting period or (iii) lengthened if the reviewing agency issues a formal request for additional information and documentary material.

Pursuant to the Merger Agreement, we and Viela filed our respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on February 8, 2021 for review in connection with the Offer.

The FTC and Antitrust Division will consider the legality under the U.S. federal antitrust laws of our proposed acquisition of the Shares pursuant to the Offer. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction, or if the Shares have already been acquired, requiring disposition of such Shares or the divestiture of substantial assets of Parent, Viela or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the U.S. antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While we believe that the consummation of the Offer will not violate U.S. federal antitrust laws, there can be no assurance that the Offer and the Merger will not be challenged on antitrust grounds or as to the outcome of any challenge on antitrust grounds. Pursuant to the terms of the Merger Agreement, if any such action is commenced by the FTC, the Antitrust Division, or any state or other governmental body, Purchaser may not be obligated to consummate the Offer and the Merger.

Delaware Law

As a Delaware corporation, Viela is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Viela Board has approved the Merger Agreement and the transactions contemplated thereby, and therefore the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated by the Merger Agreement.

State Takeover Statutes

A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Viela, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting the application of such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other matters, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

We are not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and have not attempted to comply with any other state takeover laws or regulations. If any government official, Viela or third party seeks to apply any state takeover law (other than Section 203 of the DGCL) to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 — “Conditions of the Offer.”

Appraisal Rights

Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of the Shares at the Effective Time will have certain rights under the provisions of Section 262 of the DGCL, including the right to demand appraisal of, and to receive payment in cash of the fair value of, their Shares, subject to certain exceptions, as set forth in Section 262 of the DGCL. Holders of Shares who demand appraisal and comply with the applicable statutory procedures, and whose appraisal rights are not otherwise lost pursuant to Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of their Shares (excluding any element of value arising from the accomplishment or the expectation of the Merger) and to receive payment of such fair value in cash, together with a statutory rate of interest thereon, unless the court in its discretion determines otherwise for good cause shown. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than, or the same as, the price per Share to be paid in the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and must include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

While the foregoing summary of stockholders’ appraisal rights under the DGCL does not contain any material omission, it does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL. The preservation and exercise of appraisal rights require adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his, her or its right to appraisal, such holder’s Shares will be automatically converted in the Merger into, and represent only the right to receive, the price per Share to be paid in the Merger, in cash, without interest.

Stockholder Approval Not Required

Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding shares of common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will have received a sufficient number of Shares to ensure that Viela will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Viela. As soon as practicable following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and Viela will take all necessary and appropriate action to effect the Merger without a meeting of stockholders of Viela in accordance with Section  251(h) of the DGCL.

17. Fees and Expenses

We have retained Alliance Advisors, LLC to act as the Information Agent and American Stock Transfer & Trust Company, LLC to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, we will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18. Miscellaneous

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of us or Parent not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We, Ultimate Parent and Parent have filed with the SEC the Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file additional amendments thereto. In addition, the Schedule 14D-9 is being filed with the SEC by Viela pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of Viela Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional information, and Viela may file amendments thereto. Our Schedule TO and the Schedule 14D-9, including their respective exhibits and any amendments to any of the foregoing, may be examined and copies may be obtained from the SEC in the manner set forth in Section 7 – “Certain Information Concerning Viela” and Section 8 – “Certain Information Concerning Ultimate Parent, Purchaser and Parent.”

Teiripic Merger Sub, Inc.

February 12, 2021

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF ULTIMATE PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Ultimate Parent are set forth below. Unless otherwise indicated, the business address of each director and executive officer of Ultimate Parent is Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, D04 C5Y6, Ireland. Directors are identified by an asterisk.

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Timothy P. Walbert, Chairman, President and Chief Executive Officer*	Mr. Walbert has served as the president, chief executive officer and director of Ultimate Parent since June 2008 and served as Ultimate Parent’s chairman since March 2010. From May 2007 to June 2009, Mr. Walbert served as president, chief executive officer and director of IDM Pharma, Inc., a public biotechnology company that was acquired by Takeda America Holdings, Inc. in June 2009. Prior to that, he served as executive vice president, commercial operations of NeoPharm, Inc., a public biotechnology company. From June 2001 to August 2005, Mr. Walbert served as divisional vice president and general manager of immunology, where he built and led the global development and launch of the multi-indication biologic HUMIRA and divisional vice president, global cardiovascular strategy at Abbott, now AbbVie. From 1998 to 2001, he served as director, CELEBREX North America and arthritis team leader, Asia Pacific, Latin America and Canada at G.D. Searle & Company. Mr. Walbert serves as the chairman of the board of directors of Exicure, Inc., a public clinical-stage biotechnology company, and sits on the board of Aurinia Pharmaceuticals, Inc., a public biotechnology company. He sits on the board of directors of the Illinois Biotechnology Innovation Organization (iBIO), the Biotechnology Innovation Organization (BIO) and the Greater Chicago Arthritis Foundation. Mr. Walbert is also a member of the National Organization for Rare Disorders (NORD) Advisory Board and serves on the Board of Trustees of Muhlenberg College. He previously served on the board of directors of Assertio Holdings, Inc. (“Assertio”), a public specialty pharmaceutical company, from May 2020 to December 2020 (and before that at Zyla Life Sciences, a public pharmaceutical company, from April 2014 until May 2020, when it was acquired by Assertio); XOMA Corporation, a public biotechnology company, from 2011 to 2017; Sucampo Pharmaceuticals, Inc., a public biopharma company, from 2016 to 2018; and Raptor Pharmaceutical Corp. (“Raptor”), a public biopharma company, from 2010 to 2014. Mr. Walbert received his bachelor of arts degree in business from Muhlenberg College, in Allentown, Pennsylvania.	United States

Brian K. Beeler, Executive Vice President, General Counsel	Mr. Beeler has served as Ultimate Parent’s executive vice president, general counsel since May 2015. Mr. Beeler previously served as Ultimate Parent’s senior vice president, legal and chief compliance officer from January 2015 until May 2015 and as its associate general counsel and chief compliance officer from January 2013 until January 2015. Prior to joining Ultimate Parent, Mr. Beeler	United States

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
served as associate general counsel for Fenwal, Inc., a global blood technology company, from December 2008 until December 2012. Before that, Mr. Beeler was senior counsel, business development, commercial and research and development at TAP Pharmaceuticals and Takeda Pharmaceuticals North America and also previously served as chief compliance officer at Schwartz Pharma. Mr. Beeler received a bachelor’s degree in history from Purdue University, a master of business administration degree from the Kellogg School of Management at Northwestern University and a juris doctorate degree from the Indiana University School of Law.

Daniel A. Camardo, Executive Vice President and President, U.S.	Mr. Camardo has served as Ultimate Parent’s executive vice president and president, U.S. since August 2020. Mr. Camardo previously served as group vice president and general manager of Ultimate Parent’s inflammation business from August 2018 until August 2020 and as its group vice president, commercial operations and HorizonCares from September 2015 until August 2018. Prior to joining Ultimate Parent, Mr. Camardo served as vice president sales and operations at Clarus Therapeutics, Inc., a pharmaceutical company, from July 2014 until September 2015. Before that, he was senior director, U.S. commercial operations at Astellas Pharmaceuticals, a public Japanese biopharma company, from May 2012 until July 2014. Mr. Camardo received a bachelor’s degree in economics and mathematics from the University of Rochester and a master of business administration degree from the Kellogg School of Management at Northwestern University.	United States

Geoffrey M. Curtis, Executive Vice President, Corporate Affairs and Chief Communications Officer	Mr. Curtis has served as Ultimate Parent’s executive vice president, corporate affairs and chief communications officer since August 2018. Prior to that, from May 2017 he served as Ultimate Parent’s senior vice president of corporate affairs, chief communications officer, and as group vice president of corporate communications from April 2015, when he joined Ultimate Parent. From May 2012 until April 2015, Mr. Curtis served as senior vice president at Edelman Public Relations and, as part of its National Health Media Team, he led media strategy and execution for a large portfolio of pharmaceutical, biotech and medical device clients. Prior to that, Mr. Curtis was group director of the media practice at WCG, a marketing and communications firm and part of W20 Group, from July 2006 until May 2012 and held a similar role at GCI Group from March 2004 until July 2006. Prior to joining GCI, Mr. Curtis served as a public affairs manager in the Pharmaceutical Products Division at Abbott, where he led internal and external communications programs for the immunology, neuroscience and oncology franchises. Mr. Curtis has a bachelor’s degree in English from Lake Forest College in Lake Forest, Illinois.	United States

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Michael A. DesJardin, Executive Vice President, Technical Operations and Corporate Quality	Mr. DesJardin has served as Ultimate Parent’s executive vice president, technical operations and corporate quality since February 2017. Mr. DesJardin previously served as Ultimate Parent’s senior vice president, technical operations from October 2016 to November 2016 and as Ultimate Parent’s senior vice president, life cycle management from December 2016 to January 2017. Mr. DesJardin joined Ultimate Parent from Raptor in October 2016 as part of the Raptor acquisition. While at Raptor, Mr. DesJardin was the senior vice president of technical operations from April 2015 to October 2016. Prior to that, Mr. DesJardin served as senior vice president of product development at Jazz Pharmaceuticals Public Limited Company (formerly Jazz Pharmaceuticals, Inc.) (Jazz) from July 2004 to March 2015. Mr. DesJardin spent nine years as an executive director and engineering fellow at ALZA Corporation and spent 15 years at the Dow Chemical Company working in pharmaceutical and agricultural chemical development for Marion Merrill Dow. Mr. DesJardin has over 39 years of experience in pharmaceutical development. Mr. DesJardin received a bachelor of science degree in chemical engineering from the University of California, Berkeley and is a registered professional engineer in the State of California.	United States

Paul W. Hoelscher, Executive Vice President, Chief Financial Officer	Mr. Hoelscher has served as Ultimate Parent’s executive vice president, chief financial officer since October 2014. Previously, Mr. Hoelscher was Ultimate Parent’s executive vice president, finance from June 2014 through September 2014. Prior to joining Ultimate Parent, Mr. Hoelscher served as senior vice president, finance-treasury and corporate development of OfficeMax, Inc., from August 2013 to May 2014, and as vice president, finance-treasury and corporate development of OfficeMax from August 2012 to July 2013. Prior to that, Mr. Hoelscher served in various finance roles at Alberto Culver Company from 1992 to 2012 and in various positions in the audit practice at KPMG LLP from 1986 to 1993. He currently serves as vice chair on the board of trustees of the Illinois Region of The Leukemia and Lymphoma Society. Mr. Hoelscher received his bachelor of science degree in accountancy from the University of Illinois at Urbana-Champaign and is a certified public accountant.	United States

Vikram Karnani, Executive Vice President and President, International	Mr. Karnani has served as Ultimate Parent’s executive vice president and president, international since August 2020. Prior to that, he served as Ultimate Parent’s executive vice president, chief commercial officer from March 2018 to August 2020, as Ultimate Parent’s senior vice president, rheumatology business unit from February 2017 to March 2018, and as Ultimate Parent’s general manager, specialty business unit from July 2014 until February 2017. Prior to joining Ultimate Parent, Mr. Karnani was with Fresenius Kabi, a global health care company, where he served as vice president of the therapeutics and cell therapy business, from October 2011 to July 2014. Mr. Karnani also held various positions in business development, corporate strategy and strategic marketing	India

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
within Fenwal Inc., a global blood technology company that was acquired by Fresenius Kabi, from November 2008 to October 2011. Mr. Karnani brings nearly 17 years of cross-functional expertise across a multitude of industries, including medical devices, management consulting, semiconductors and cellular telecommunications. Mr. Karnani has a master’s degree from the Kellogg School of Management at Northwestern University, a master’s degree in electrical engineering from Case Western Reserve University and a bachelor of science degree in electrical engineering from University of Bombay, India.

Jeffrey D. Kent, M.D., FACP, FACG, Executive Vice President, Medical Affairs and Outcomes Research	Dr. Kent has served as Ultimate Parent’s executive vice president, medical affairs and outcomes research since joining Ultimate Parent in May 2012. Before that Dr. Kent was executive director, medical affairs at Astellas Pharmaceuticals, a public Japanese biopharma company, from 2011 to 2012. Prior to Astellas, he spent more than eight years as global project head for medical affairs in immunology at Abbott Laboratories, then a public health care and pharmaceutical company. Dr. Kent also worked at G.D. Searle & Company (now Pfizer) from 1999 to 2003, and served in various capacities in research and development, including global director for valdecoxib (Bextra) development. A Fellow of the American College of Physicians and a Fellow of the American College of Gastroenterology, Dr. Kent received his M.D. from the Jefferson Medical College in Philadelphia, Pennsylvania. He completed a residency in Internal Medicine at Thomas Jefferson University Hospital and a fellowship in gastroenterology and hepatology at Rush Presbyterian St. Luke’s Hospital in Chicago.	United States

Irina P. Konstantinovsky, Executive Vice President, Chief Human Resources and Chief Diversity Officer	Ms. Konstantinovsky has served as Ultimate Parent’s executive vice president, chief human resources and chief diversity officer since November 2020 and as Ultimate Parent’s executive vice president, chief human resources officer from September 2017 to November 2020. Prior to Ultimate Parent, from August 2012 to September 2017, she was vice president of global talent at Baxter International Inc., a healthcare products company, where she led a team of talent professionals worldwide and oversaw organizational effectiveness, leadership development, inclusion and diversity and talent acquisition. Ms. Konstantinovsky and her team were responsible for talent management strategies, programs and systems for more than 50,000 employees worldwide. Prior to Baxter, Ms. Konstantinovsky spent 15 years in senior partner and director roles at Towers Watson (currently Willis Towers Watson), a global human-resources consulting firm serving Fortune 1000 companies. Ms. Konstantinovsky has a bachelor of arts in education from the University of Buenos Aires and two master’s degrees, one in higher education and one in industrial and labor relations, both from Cornell University. In addition, she serves as chair on the board of the Human Resource Management Association of Chicago and on the executive committee of the board of directors of the YWCA of Metropolitan Chicago.	United States/ Argentina

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Barry J. Moze, Executive Vice President, Chief Administrative Officer	Mr. Moze has served as Ultimate Parent’s executive vice president, chief administrative officer since February 2017. Prior to that, Mr. Moze was Ultimate Parent’s executive vice president, chief operating officer from February 2016 to January 2017 and was Ultimate Parent’s executive vice president, corporate development from May 2014 to January 2016. Prior to joining Ultimate Parent, Mr. Moze spent more than 28 years as a partner of Crystal Clear Communications, a consulting firm focused on the development and execution of corporate strategies. Prior to Crystal Clear, Mr. Moze was a founder and president of Review Services and Asset Management Group, a licensed investment advisory firm.	United States

Andy Pasternak, Executive Vice President, Chief Strategy Officer	Mr. Pasternak has served as Ultimate Parent’s executive vice president, chief strategy officer since March 2020 and previously served as Ultimate Parent’s executive vice president, chief business officer from November 2019 until March 2020. Prior to joining Ultimate Parent, Mr. Pasternak served as a partner of Bain & Company, Inc., a global management consulting firm, from 2008 until October 2019, where he most recently led Bain & Company’s healthcare practice in the Americas and was a member of the mergers and acquisition practice. Mr. Pasternak earned a master of business administration degree from the University of Chicago and a bachelor of arts degree in economics from Northwestern University.	United States

Karin Rosén, Executive Vice President, Research and Development and Chief Scientific Officer	Dr. Rosén has served as Ultimate Parent’s executive vice president, research and development and chief scientific officer since November 2020. Prior to joining Ultimate Parent, Dr. Rosén served as senior vice president, U.S. medical affairs at GlaxoSmithKline plc, a pharmaceutical company, from November 2018 until November 2020. Before that, Dr. Rosén served as senior vice president, U.S. and global medical affairs at Aimmune Therapeutics, Inc., a biopharma company, from July 2017 until October 2018. Prior to Aimmune, she served as therapeutic area head, immunology and lead medical director at Genentech, a biotechnology company and member of the Roche Group, from June 2013 until September 2017. Dr. Rosén received her medical degree and doctorate from Lund University in Lund, Sweden.	United States/ Sweden

Jeffrey W. Sherman, M.D., FACP, Executive Vice President, Chief Medical Officer	Dr. Sherman has served as Ultimate Parent’s executive vice president, chief medical officer since January 2018. From September 2014 to January 2018, Dr. Sherman served as Ultimate Parent’s executive vice president, research and development and chief medical officer. He joined Ultimate Parent in 2009 as Ultimate Parent’s executive vice president, development, manufacturing, regulatory affairs and chief medical officer. Prior to joining Ultimate Parent, Dr. Sherman served as president and board member of the Drug Information Association (DIA), a nonprofit professional association of members who work in government regulatory, academia, patient advocacy and the pharmaceutical and medical device industry. Before that he held other management roles at IDM Pharma, Inc., Takeda Global Research & Development, NeoPharm,	United States

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Inc. and G.D. Searle, LLC/Pharmacia. Dr. Sherman serves on the board of directors of Strongbridge Biopharma plc and Xeris Pharmaceuticals Inc, both public biopharma companies, and the Board of Advisors of the Center for Information and Study on Clinical Research Participation (CISCRP). Dr. Sherman is an adjunct assistant professor of Medicine at the Northwestern University Feinberg School of Medicine and a diplomat of the National Board of Medical Examiners and the American Board of Internal Medicine. Dr. Sherman received his M.D. from the Rosalind Franklin University/Chicago Medical School.

William F. Daniel*	Mr. Daniel has served as a director since September 2014. Mr. Daniel, a chartered director and chartered accountant, is currently chairman of the board of directors of Malin Corporation plc, an Ireland-based public global life sciences company, a position he has held since August 2019. Mr. Daniel was president of the Institute of Directors of Ireland from May 2013 to May 2015, and he was originally elected to the board of the Institute of Directors in Ireland in June 2010. Prior to that, Mr. Daniel was executive vice president and company secretary of Elan Corporation plc, a public biotechnology company, and served in that role from December 2001 to December 2013, until the merger of Elan with Perrigo Company plc. He was previously an executive director of Elan between 2003 and 2007, having joined the organization as financial controller in 1994. Mr. Daniel graduated with a degree in commerce from the University College Dublin.	Ireland

Michael Grey*	Mr. Grey has served as a director since September 2011 and Ultimate Parent’s lead independent director since August 2012. Mr. Grey has served as chairman of the board of directors of Mirum Pharmaceuticals, Inc., a public biotechnology company, since January 2020, and as executive chairman of Mirum March 2019 to December 2019. Before that he served as chief executive officer of Mirum from the company’s inception in March 2018. He has served as executive chairman of Spruce Biosciences, Inc., a public biotechnology company, since April 2017; Amplyx Pharmaceuticals, Inc., a private pharmaceutical company, since January 2017; Reneo Pharmaceuticals, Inc., a private pharmaceutical company, since December 2017; and as chairman of Plexium, Inc., a private biotechnology company, since August 2020. Mr. Grey also serves on the boards of directors of BioMarin Pharmaceutical Inc. and Mirati Therapeutics Inc., both public biotechnology companies. Mr. Grey served from October 2015 to January 2017 as the president and chief executive officer of Amplyx, from September 2014 to December 2017 as chairman and chief executive officer of Reneo and from May 2019 until March 2020 as executive chairman of Curzion Pharmaceuticals, Inc., a private pharmaceutical company. From February 2011 to June 2014, Mr. Grey served as president and chief executive officer of Lumena Pharmaceuticals, Inc., a biotechnology company, which was	United States/ United Kingdom

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
acquired by Shire plc in June 2014. Mr. Grey has 45 years of experience in the pharmaceutical and biotechnology industries and has held senior positions at a number of companies, including president and chief executive officer of SGX Pharmaceuticals, Inc. (sold to Eli Lilly and Company in 2008), president and chief executive officer of Trega Biosciences, Inc. (sold to LION Bioscience, Inc. in 2001) and president of BioChem Therapeutic Inc. Prior to these, Mr. Grey served in various roles with Glaxo, Inc. and Glaxo Holdings PLC, culminating in his position as vice president, corporate development and director of international licensing. Mr. Grey received a bachelor of science degree in chemistry from the University of Nottingham in the United Kingdom.

Jeff Himawan, Ph.D.*	Dr. Himawan has served as a director since July 2007. Dr. Himawan has been a managing director of Essex Woodlands Health Ventures, a venture capital firm, since 2004. Prior to that, he was an adjunct partner at Essex Woodlands from 1999 to 2001, and he was a venture partner from 2001 to 2004. Dr. Himawan co-founded Seed-One Ventures, an early-stage venture capital firm, where he served as a managing director from 1996 to 2001. Dr. Himawan also currently serves on the board of directors of MediciNova, Inc., a public biopharma company, and NexEos Bio, Inc., a private biotechnology company. Previously, Dr. Himawan served on the board of directors of Catalyst Biosciences, Inc., a public biopharma company, from 2010 to 2020. He received a bachelor of science degree in biology from the Massachusetts Institute of Technology and a doctorate in biological chemistry and molecular pharmacology from Harvard University.	United States

Susan Mahony, Ph.D.*	Dr. Mahony has served as a director since August 2019. Dr. Mahony serves on the board of directors of Zymeworks Inc., a public biopharma company; Vifor Pharma AG, a public pharmaceutical company; Assembly Biosciences, Inc., a public biotechnology company, Cereius Inc., a private biotechnology company and Altis Biosystems, a private biotechnology company. Previously, Dr. Mahony served as senior vice president and president of Lilly Oncology and was a member of the executive committee at Eli Lilly and Company from 2009 until her retirement in August 2018. Prior to that, Dr. Mahony served in a variety of leadership roles at Eli Lilly and Company, including senior vice president, human resources and diversity; president and general manager, Lilly Canada; and executive director, global brand development. Dr. Mahony worked in sales and marketing at Bristol-Myers Squibb Company from 1995 to 2000, at Amgen Limited from 1991 to 1995, and at Schering Plough from 1989 to 1991. Dr. Mahony also serves on the board of Chordoma Foundation, a nonprofit organization dedicated to improving the lives of those affected by chordoma. She earned bachelor of science and doctorate of philosophy (Ph.D.) degrees in pharmacy, as well as a master of business administration	United States / United Kingdom

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
degree from London Business School. She was awarded an Honorary Doctorate from Aston University.

Gino Santini*	Mr. Santini has served as a director since March 2012. Mr. Santini currently serves on the board of directors of Intercept Pharmaceuticals, Inc., Collegium Pharmaceutical, Inc. and Allena Pharmaceuticals, Inc., all of which are public biopharma companies. Mr. Santini also serves on the boards of directors of Artax Biopharma Inc. and Enalare Therapeutics, Inc., each a private biopharma company, and is retired from a distinguished career with Eli Lilly and Company. He served as chairman of the board of directors of AMAG Pharmaceuticals, Inc., previously a public biopharma company, from February 2012 until November 2020, when AMAG was acquired by Covis Group S. à r.l. Mr. Santini also previously served on the board of directors of Sorin SpA, a public medical products group, from 2012 to 2015, when it was acquired by LivaNova PLC, and also on the board of directors of Vitae Pharmaceuticals, Inc., a public biotechnology company, from 2014 to 2016, when it was acquired by Allergan plc. During his tenure at Eli Lilly and Company from June 1983 to December 2010, Mr. Santini held various leadership positions. Mr. Santini, fluent in four languages, holds an undergraduate degree in mechanical engineering from the University of Bologna and a master of business administration degree from the University of Rochester.	United States/ Italy

James Shannon, M.D.*	Dr. Shannon has served as a director since August 2017. Dr. Shannon currently serves on the board of directors of MannKind Corporation, a public biopharma company focused on treatments for diabetes, and ProQR Therapeutics NV, a public biotechnology company. From May 2012 to March 2015, Dr. Shannon served as the chief medical officer of GlaxoSmithKline (GSK), a public biopharma company, where he was responsible for matters of patient safety, general medical governance, medical ethics and integrity, medical information as well as investigations involving human subjects relating to any GSK medicine in development or on the market. Prior to that, Dr. Shannon spent more than a decade with Novartis, a public pharmaceutical company. In his last role with the company, as global head of pharma development, he was responsible for all of Novartis’s development activities, from pre-clinical through Phase 4 and oversaw an annual development budget of approximately $4 billion. Dr. Shannon received his science and medical degrees from Queen’s University in Belfast, Northern Ireland. He also serves as chairman of the board of directors of Kyowa Kirin (NA), a private biopharma company and subsidiary of Kyowa Kirin, and on the boards of directors of Immodulon Therapeutics Limited, a private biopharma company, Leyden Labs, a private biopharma company, and MyTomorrows, a private health-based platform that collaborates with drug developers to provide early access to treatments for patients who have exhausted all other options.	United States / United Kingdom

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
H. Thomas Watkins*	Mr. Watkins has served as a director since April 2014. Mr. Watkins currently serves as the chairman of the board of directors of Vanda Pharmaceuticals, Inc., a public biopharma company. Prior to that, he was director, president and chief executive officer of Human Genome Sciences, Inc. (HGS), a public biopharma company, from 2004 until HGS was acquired by GlaxoSmithKline in 2012. Before leading HGS, Mr. Watkins spent over twenty years in senior roles at Abbott Laboratories and its affiliates in the United States and Asia, most recently serving as the president of TAP Pharmaceutical Products, Inc. (TAP), which was jointly owned by Abbott and Takeda Pharmaceutical Company, Inc. During his tenure, he led the growth of TAP from approximately $2 billion to over $4 billion in annual revenue. Mr. Watkins began his career in 1974 with Arthur Andersen & Co. From 1979 to 1985, he was a management consultant with McKinsey and Company, Inc., working with multinational companies in the United States, Europe and Japan. Mr. Watkins holds a bachelor’s degree from the College of William and Mary, and a master of business administration degree from the University of Chicago Graduate School of Business. Mr. Watkins is a member of the board of directors of HemoShear Therapeutics, LLC, a private biotechnology company, and of the board of visitors of The College of William and Mary.	United States

Pascale Witz*	Ms. Witz has served as a director since August 2017. Ms. Witz founded PWH Advisors, a strategic consultancy firm advising healthcare and investment companies, in November 2016 and has served as its president since that time. From September 2015 to May 2016, Ms. Witz served as executive vice president, global diabetes and cardiovascular at Sanofi, a pharmaceutical company, which she joined in July 2013 as executive vice president, pharma and CHC divisions. During her tenure at Sanofi, she launched multiple medicines across three continents and strengthened the pipeline through licensing and partnerships. Prior to Sanofi, Ms. Witz served more than 17 years at GE Healthcare where, in her final role as president and chief executive officer of its pharmaceutical diagnostics business, she ran a $2 billion integrated pharmaceutical organization that encompassed research and development through commercialization. Ms. Witz also serves on the boards of directors of Fresenius Medical Care AG & Co. KGaA, a public medical supply company, Regulus Therapeutics Inc., a public biotechnology company, PerkinElmer, Inc., a public company focused on human and environmental health, PWH Advisors, Capsule Technologies Inc., a private medical technology company, Arkuda Therapeutics, Inc., a private biopharma company, Caprion Biosciences, a private biopharma services company, WGC Clinical Services, a private biopharma services company, and Value Demonstration Group Holdings, a private equity fund. Ms. Witz previously served on the board of directors of Savencia SA, a public food and dairy company, from 2016 to 2018, and of Tesaro, Inc., then a public biopharma company, from 2018 to January 2019. Ms. Witz received her master of business administration degree in economics and marketing from INSEAD and her master of science in biochemistry from INSA Lyon.	United States / France

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. Unless otherwise indicated, the business address of each director and executive officer of Parent is 1 Horizon Way, Deerfield, IL 60015. Directors are identified by an asterisk.

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Timothy P. Walbert, President and Chief Executive Officer*	See response for Ultimate Parent	United States

Paul W. Hoelscher, Executive Vice President, Chief Financial Officer*	See response for Ultimate Parent	United States

Brian K. Beeler, Executive Vice President, General Counsel and Secretary	See response for Ultimate Parent	United States

Vikram Karnani, Executive Vice President and President, International	See response for Ultimate Parent	India

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated, the business address of each director and executive officer of Purchaser is 1 Horizon Way, Deerfield, IL 60015. Directors are identified by an asterisk.

Name and Address	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Timothy P. Walbert, President and Secretary*	See response for Ultimate Parent	United States

Paul W. Hoelscher, Treasurer*	See response for Ultimate Parent	United States

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Hand or Overnight Mail:

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can contact the Information Agent at the email address and telephone number set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

200 Broadacres Drive, 3rd Floor

Bloomfield, New Jersey 07003

Call Toll-Free: 855-200-7826